FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Argent Securities Inc.
Exact Name of Registrant as Specified in Charter

0001239602
Registrant CIK Number

Form 8-K, August 30, 2004, Series 2004-W10
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-112237
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 30, 2004

ARGENT SECURITIES INC.

By:
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

COMPUTATIONAL MATERIALS

TERM SHEET
$[282,306,000] *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates
Series 2004-W10

August [24], 2004

Argent Securities Inc.

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Merrill Lynch

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything else to the contrary in these Computational Materials, each addressee hereof (and each employee, representative and other agent of each addressee) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the securities described herein and all materials of any kind (including opinions and other tax analyses) that are provided to each addressee relating to such tax treatment and tax structure.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

COMPUTATIONAL MATERIALS

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	2,861	
Aggregate Current Principal Balance:	$472,425,592.47	$59,820.20 to $494,539.31
Average Current Principal Balance:	$165,126.04	
Aggregate Original Principal Balance:	$473,119,223.00	$60,000.00 to $495,000.00
Average Original Principal Balance:	$165,368.48	
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	7.239%	5.550% to 10.400%
Wtd. Avg. Original Term (months):	358	180 to 360
Wtd. Avg. Remaining Term (months):	356	174 to 360
Wtd. Avg. Margin (ARM Loans Only):	5.969%	4.500% to 7.125%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.322%	11.550% to 16.400%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.322%	5.550% to 10.400%
Wtd. Avg. Original LTV:	80.05%	11.76% to 95.00%
Wtd. Avg. Borrower FICO:	604	500 to 797
Geographic Distribution (Top 5):	CA 26.64%	
	FL 10.37%	
	IL 7.29%	
	NY 7.17%	
	TX 3.85%	

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2-yr Fixed/Adjustable Rate	1,800	$294,253,874.57	62.29%	358	39.47	7.337	592	80.76
3-yr Fixed/Adjustable Rate	509	89,229,239.64	18.89	358	38.25	7.273	615	83.46
Fixed Rate	552	88,942,478.26	18.83	347	39.24	6.885	631	74.28
Total:	**2,861**	**$472,425,592.47**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	601	$49,048,350.00	10.37%	352	36.55	7.713	590	79.61
100,000.01 - 150,000.00	832	103,994,015.00	21.98	356	38.51	7.366	601	80.15
150,000.01 - 200,000.00	651	113,654,878.00	24.02	356	38.92	7.228	602	80.40
200,000.01 - 250,000.00	358	80,819,492.00	17.08	357	39.99	7.072	602	78.84
250,000.01 - 300,000.00	245	67,300,852.00	14.22	357	39.83	7.094	603	78.92
300,000.01 - 350,000.00	136	43,433,306.00	9.18	356	41.43	7.002	621	81.46
350,000.01 - 400,000.00	26	9,709,005.00	2.05	358	41.55	7.179	644	88.38
400,000.01 - 450,000.00	10	4,191,825.00	0.89	358	40.84	7.286	622	81.28
450,000.01 - 500,000.00	2	967,500.00	0.20	357	38.30	6.057	591	78.18
Total:	**2,861**	**$473,119,223.00**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

*Based on original balances of the Mortgage Loans.

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	602	$49,070,949.63	10.39%	352	36.58	7.711	590	79.59
100,000.01 - 150,000.00	832	103,888,452.17	21.99	356	38.51	7.367	601	80.18
150,000.01 - 200,000.00	650	113,343,282.28	23.99	356	38.91	7.228	602	80.38
200,000.01 - 250,000.00	358	80,708,685.30	17.08	357	39.99	7.072	602	78.84
250,000.01 - 300,000.00	249	68,400,487.51	14.48	357	39.86	7.080	603	78.62
300,000.01 - 350,000.00	133	42,518,997.29	9.00	356	41.43	7.018	622	82.05
350,000.01 - 400,000.00	25	9,346,439.79	1.98	358	41.54	7.205	641	88.49
400,000.01 - 450,000.00	10	4,185,402.12	0.89	358	40.83	7.286	622	81.28
450,000.01 - 500,000.00	2	962,896.38	0.20	357	38.27	6.058	591	78.18
Total:	**2,861**	**$472,425,592.47**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
121 - 180	30	$3,700,338.83	0.78%	178	35.14	6.918	636	67.10
181 - 240	25	3,888,317.03	0.82	238	38.33	6.752	626	68.41
301 - 360	2,806	464,836,936.61	98.39	358	39.24	7.246	603	80.25
Total:	**2,861**	**$472,425,592.47**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.500 - 5.999	240	$47,523,641.36	10.06%	354	39.30	5.805	646	72.00
6.000 - 6.499	410	75,470,189.74	15.98	355	39.71	6.241	630	76.09
6.500 - 6.999	531	91,303,520.75	19.33	355	38.77	6.722	615	78.37
7.000 - 7.499	413	67,898,957.81	14.37	357	39.06	7.236	601	82.21
7.500 - 7.999	534	83,000,020.55	17.57	357	39.64	7.735	585	83.64
8.000 - 8.499	318	48,396,343.83	10.24	356	39.35	8.213	579	84.22
8.500 - 8.999	263	36,959,635.00	7.82	356	38.21	8.694	568	83.74
9.000 - 9.499	91	12,458,947.65	2.64	357	37.84	9.203	570	84.84
9.500 - 9.999	44	6,957,478.96	1.47	358	40.58	9.703	557	80.65
10.000 - 10.499	17	2,456,856.82	0.52	358	40.99	10.226	546	75.01
Total:	**2,861**	**$472,425,592.47**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
25.00 or less	4	$410,523.27	0.09%	315	26.82	8.068	573	17.86
25.01 - 30.00	4	692,622.13	0.15	358	31.97	6.743	618	27.23
30.01 - 35.00	3	362,510.72	0.08	302	32.08	6.717	648	32.36
35.01 - 40.00	20	2,454,623.72	0.52	328	39.81	6.596	615	37.19
40.01 - 45.00	23	4,052,358.81	0.86	344	37.06	6.597	613	42.28
45.01 - 50.00	41	5,859,710.46	1.24	348	39.06	6.570	610	48.07
50.01 - 55.00	56	9,149,500.30	1.94	345	40.76	6.927	594	52.72
55.01 - 60.00	78	12,841,687.04	2.72	351	38.04	6.965	601	57.96
60.01 - 65.00	147	25,389,517.97	5.37	356	38.91	6.990	590	63.29
65.01 - 70.00	183	31,113,181.33	6.59	357	40.01	7.009	581	68.65
70.01 - 75.00	294	50,476,444.93	10.68	357	39.98	7.225	576	73.93
75.01 - 80.00	781	130,133,048.78	27.55	357	38.70	6.907	608	79.61
80.01 - 85.00	204	33,206,074.84	7.03	353	38.14	7.290	599	84.35
85.01 - 90.00	507	77,048,811.28	16.31	357	39.42	7.706	591	89.71
90.01 - 95.00	516	89,234,976.89	18.89	357	39.71	7.627	637	94.84
Total:	**2,861**	**$472,425,592.47**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
500 - 519	227	$36,152,984.07	7.65%	358	41.90	7.980	509	76.35
520 - 539	257	39,881,503.96	8.44	357	41.43	7.913	530	76.44
540 - 559	322	51,397,554.00	10.88	357	38.86	7.525	551	76.09
560 - 579	300	47,892,506.51	10.14	357	40.01	7.556	568	79.19
580 - 599	327	51,774,507.55	10.96	354	38.58	7.240	589	78.45
600 - 619	381	62,303,561.04	13.19	356	39.14	7.105	609	82.85
620 - 639	344	58,698,282.57	12.42	357	37.70	6.940	630	82.96
640 - 659	256	43,522,609.43	9.21	355	38.58	6.917	649	82.47
660 - 679	159	27,947,762.68	5.92	354	38.16	6.940	668	83.90
680 - 699	118	21,439,555.98	4.54	357	40.03	6.692	689	84.27
700 - 719	70	12,551,005.04	2.66	349	38.50	6.647	710	81.65
720 - 739	38	7,149,355.35	1.51	350	39.09	6.446	730	79.40
740 - 759	39	7,254,561.89	1.54	357	35.19	6.376	748	77.42
760 - 779	10	1,787,976.70	0.38	359	37.87	6.361	768	73.49
780 - 799	13	2,671,865.70	0.57	353	36.73	6.327	787	69.79
Total:	**2,861**	**$472,425,592.47**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

DESCRIPTION OF THE GROUP I COLLATERAL

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
20.00 or less	123	$17,810,454.84	3.77%	352	14.71	7.269	618	78.06
20.01 - 25.00	165	24,496,709.77	5.19	355	23.27	7.332	604	78.93
25.01 - 30.00	267	39,563,301.99	8.37	355	28.22	7.265	605	77.87
30.01 - 35.00	396	62,662,727.38	13.26	356	33.04	7.228	607	78.92
35.01 - 40.00	513	86,492,293.17	18.31	357	38.01	7.199	610	81.19
40.01 - 45.00	610	102,853,322.68	21.77	356	43.10	7.150	613	82.06
45.01 - 50.00	665	115,882,996.47	24.53	356	48.13	7.351	590	82.27
50.01 - 55.00	122	22,663,786.17	4.80	353	52.98	7.093	583	64.97
Total:	**2,861**	**$472,425,592.47**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
California	613	$125,869,935.33	26.64%	355	40.65	6.875	600	73.14
Florida	321	49,002,824.52	10.37	357	38.70	7.315	611	83.70
Illinois	213	34,462,378.41	7.29	357	39.01	7.501	609	83.86
New York	131	33,875,511.43	7.17	356	39.37	7.351	611	79.96
Texas	146	18,171,298.63	3.85	352	38.27	7.656	594	84.15
Massachusetts	81	17,489,788.51	3.70	356	38.63	7.017	608	76.96
Arizona	116	14,632,864.29	3.10	356	37.94	7.328	616	85.84
Nevada	74	13,458,391.39	2.85	357	40.47	7.542	584	78.25
Michigan	98	12,195,282.79	2.58	358	38.97	7.489	577	81.75
Maryland	66	11,911,514.62	2.52	359	37.54	7.486	601	80.49
Ohio	108	11,315,306.20	2.40	358	38.59	7.579	594	87.79
Washington	58	10,487,798.76	2.22	357	39.64	7.177	605	83.20
Minnesota	64	9,887,724.68	2.09	358	37.74	7.262	590	81.74
New Jersey	41	9,368,265.44	1.98	359	38.70	7.453	634	86.55
Connecticut	50	8,391,973.98	1.78	358	38.33	7.615	600	82.85
Pennsylvania	56	8,343,028.51	1.77	348	41.02	7.462	585	80.13
Hawaii	27	7,721,678.12	1.63	358	39.34	6.081	661	72.57
Georgia	53	7,471,537.60	1.58	352	37.43	7.404	611	87.11
Colorado	45	7,151,213.94	1.51	353	39.02	7.000	613	84.70
Utah	46	6,119,330.18	1.30	355	36.33	6.897	626	85.16
Missouri	58	6,080,564.92	1.29	357	38.24	7.737	580	84.71
Rhode Island	33	5,696,926.81	1.21	358	38.38	7.132	603	76.93
Wisconsin	37	4,422,396.83	0.94	359	36.44	7.686	599	81.64
North Carolina	32	4,111,040.91	0.87	358	37.59	7.428	602	82.22
Indiana	38	3,998,962.43	0.85	358	36.88	7.284	604	86.83
Louisiana	34	3,557,063.45	0.75	351	39.07	7.653	584	82.90
Tennessee	28	3,496,219.61	0.74	355	39.67	7.885	582	86.00
Kentucky	23	2,728,853.41	0.58	358	40.33	7.431	591	85.79
Oregon	18	2,577,057.28	0.55	357	43.23	7.292	608	82.31
New Mexico	20	2,447,488.63	0.52	358	36.10	7.471	614	88.67
Alabama	17	1,908,590.34	0.40	347	30.72	7.534	603	90.97
Nebraska	16	1,852,153.69	0.39	358	38.96	7.587	606	88.91
Alaska	10	1,830,451.57	0.39	358	40.69	7.014	609	83.26
South Carolina	20	1,731,824.97	0.37	342	37.25	7.867	580	79.26
Kansas	10	1,425,468.63	0.30	359	39.32	8.256	592	82.52
Mississippi	12	1,281,513.83	0.27	359	37.89	7.322	610	84.62
Oklahoma	11	1,101,894.74	0.23	331	36.61	7.757	609	74.19
New Hampshire	6	1,056,983.11	0.22	357	38.22	7.029	612	79.81
Idaho	8	1,005,641.71	0.21	358	38.90	7.917	579	78.98
Iowa	10	983,311.29	0.21	358	34.48	8.161	567	83.99
Maine	3	478,667.10	0.10	358	32.75	7.459	584	77.05
Delaware	2	339,739.96	0.07	358	29.35	6.654	641	82.67
Arkansas	3	320,719.00	0.07	357	36.57	7.246	558	83.35
Vermont	2	296,711.67	0.06	357	38.05	8.018	567	79.34
South Dakota	2	216,340.25	0.05	359	44.39	6.186	655	84.42
Wyoming	1	151,359.00	0.03	359	54.00	6.350	616	69.82
Total:	**2,861**	**$472,425,592.47**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Owner-Occupied	2,708	$451,621,356.13	95.60%	356	39.56	7.223	602	79.98
Non-Owner Occupied	138	18,680,342.42	3.95	355	30.82	7.647	640	82.00
Second Home	15	2,123,893.92	0.45	359	35.24	7.096	630	78.24
Total:	**2,861**	**$472,425,592.47**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Full Documentation	1,986	$314,437,341.27	66.56%	355	39.62	7.103	593	78.04
Stated Documentation	666	121,722,991.60	25.77	358	38.89	7.557	634	84.78
Limited Documentation	209	36,265,259.60	7.68	358	36.55	7.357	594	81.66
Total:	**2,861**	**$472,425,592.47**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Purchase	993	$158,031,112.34	33.45%	358	38.06	7.404	628	86.77
Refinance-Debt Consolidation No Cash Out**	142	21,078,726.81	4.46	352	39.29	7.109	609	81.66
Refinance-Debt Consolidation Cash Out***	1,726	293,315,753.32	62.09	355	39.80	7.160	590	76.32
Total:	**2,861**	**$472,425,592.47**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

Credit Grade

RISK CATEGORY*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
I	1,905	$314,266,835.39	66.52%	356	39.10	7.054	622	82.09
II	212	34,264,823.09	7.25	358	39.61	7.315	576	78.03
III	238	39,338,342.11	8.33	354	38.23	7.356	571	78.19
IV	231	36,246,190.21	7.67	357	39.37	7.800	568	77.83
V	139	23,211,963.62	4.91	356	39.79	7.817	555	67.71
VI	26	4,859,047.47	1.03	357	43.81	8.533	565	66.98
A+	45	8,077,284.57	1.71	359	38.49	7.502	588	81.12
A	22	4,219,356.80	0.89	359	40.28	7.449	563	77.16
A-	9	1,926,814.54	0.41	358	37.86	7.404	537	76.02
B	15	2,550,022.62	0.54	359	44.01	8.196	550	71.29
C	16	2,804,575.26	0.59	359	41.62	8.716	535	68.87
C-	3	660,336.79	0.14	359	31.53	9.073	530	74.30
Total:	**2,861**	**$472,425,592.47**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

* Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.

DESCRIPTION OF THE GROUP I COLLATERAL

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Single Family Detached	2,128	$342,284,304.84	72.45%	356	39.14	7.204	600	79.55
PUD Detached	282	49,283,685.64	10.43	356	38.43	7.321	603	81.29
Two-to Four-Family	211	47,327,057.23	10.02	356	39.76	7.381	626	82.68
Condominium	166	25,256,571.73	5.35	358	40.23	7.275	610	80.81
Manufactured Housing	62	6,450,930.49	1.37	356	38.72	7.416	613	74.05
PUD Attached	11	1,658,892.37	0.35	358	43.71	6.715	630	81.01
Single Family Attached	1	164,150.17	0.03	358	30.00	8.500	645	95.00
Total:	**2,861**	**$472,425,592.47**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
0	758	$125,893,317.03	26.65%	357	38.36	7.473	608	82.65
12	124	23,760,114.83	5.03	356	39.33	7.260	611	76.36
24	1,121	183,506,703.53	38.84	357	39.70	7.329	593	80.26
36	858	139,265,457.08	29.48	353	39.27	6.906	613	78.06
Total:	**2,861**	**$472,425,592.47**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Conforming	2,861	$472,425,592.47	100.00%	356	39.20	7.239	604	80.05
Total:	**2,861**	**$472,425,592.47**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
11.500 - 11.999	172	$32,429,715.85	8.46%	358	38.82	5.807	626	74.67
12.000 - 12.499	293	54,036,613.95	14.09	358	39.49	6.253	626	77.88
12.500 - 12.999	412	70,896,156.76	18.49	358	38.38	6.730	612	80.20
13.000 - 13.499	350	58,128,487.16	15.16	358	39.45	7.242	598	82.40
13.500 - 13.999	463	73,295,378.15	19.11	358	39.71	7.739	584	84.40
14.000 - 14.499	282	44,028,838.99	11.48	358	39.50	8.211	578	84.29
14.500 - 14.999	214	32,110,960.71	8.37	358	38.55	8.693	566	83.93
15.000 - 15.499	74	11,021,131.82	2.87	358	38.35	9.193	568	84.52
15.500 - 15.999	35	5,400,857.42	1.41	358	40.63	9.698	548	78.83
16.000 - 16.499	14	2,134,973.40	0.56	358	42.22	10.233	539	73.42
Total:	**2,309**	**$383,483,114.21**	**100.00%**	**358**	**39.19**	**7.322**	**597**	**81.39**

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W10

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.500 - 5.999	172	$32,429,715.85	8.46%	358	38.82	5.807	626	74.67
6.000 - 6.499	293	54,036,613.95	14.09	358	39.49	6.253	626	77.88
6.500 - 6.999	412	70,896,156.76	18.49	358	38.38	6.730	612	80.20
7.000 - 7.499	350	58,128,487.16	15.16	358	39.45	7.242	598	82.40
7.500 - 7.999	463	73,295,378.15	19.11	358	39.71	7.739	584	84.40
8.000 - 8.499	282	44,028,838.99	11.48	358	39.50	8.211	578	84.29
8.500 - 8.999	214	32,110,960.71	8.37	358	38.55	8.693	566	83.93
9.000 - 9.499	74	11,021,131.82	2.87	358	38.35	9.193	568	84.52
9.500 - 9.999	35	5,400,857.42	1.41	358	40.63	9.698	548	78.83
10.000 - 10.499	14	2,134,973.40	0.56	358	42.22	10.233	539	73.42
Total:	**2,309**	**$383,483,114.21**	**100.00%**	**358**	**39.19**	**7.322**	**597**	**81.39**

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
4.500 - 4.749	90	$15,266,046.80	3.98%	355	39.36	7.354	578	84.33
5.000 - 5.249	1	90,169.99	0.02	359	43.00	6.600	600	95.00
5.500 - 5.749	53	10,237,056.98	2.67	359	39.56	7.566	569	80.12
6.000 - 6.249	1,988	330,653,490.03	86.22	358	39.06	7.279	602	81.46
6.250 - 6.499	1	72,714.17	0.02	358	48.00	8.650	508	80.00
6.500 - 6.749	155	23,285,242.25	6.07	357	40.49	7.558	573	80.84
7.000 - 7.249	21	3,878,393.99	1.01	359	40.20	8.758	540	70.45
Total:	**2,309**	**$383,483,114.21**	**100.00%**	**358**	**39.19**	**7.322**	**597**	**81.39**

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
March 2006	9	$1,183,622.96	0.31%	354	38.52	7.577	538	84.20
April 2006	96	16,219,471.72	4.23	354	40.95	7.385	566	81.87
May 2006	44	6,868,108.76	1.79	356	39.32	7.235	559	76.66
June 2006	98	14,999,847.36	3.91	356	38.28	7.486	585	80.60
July 2006	582	91,946,070.20	23.98	357	39.17	7.321	586	80.19
August 2006	968	162,627,753.57	42.41	359	39.63	7.330	600	81.23
September 2006	3	409,000.00	0.11	360	30.72	7.201	567	45.66
April 2007	27	5,588,516.59	1.46	355	38.13	6.892	591	84.18
May 2007	10	1,855,046.45	0.48	356	42.39	7.164	553	78.52
June 2007	30	4,018,731.02	1.05	357	38.91	7.858	573	82.35
July 2007	115	19,681,002.14	5.13	358	38.34	7.462	622	87.63
August 2007	327	58,085,943.44	15.15	359	38.06	7.208	620	82.21
Total:	**2,309**	**$383,483,114.21**	**100.00%**	**358**	**39.19**	**7.322**	**597**	**81.39**

DESCRIPTION OF THE GROUP I COLLATERAL

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2.000	2,309	$383,483,114.21	100.00%	358	39.19	7.322	597	81.39
Total:	**2,309**	**$383,483,114.21**	**100.00%**	**358**	**39.19**	**7.322**	**597**	**81.39**

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
1.000	2,309	$383,483,114.21	100.00%	358	39.19	7.322	597	81.39
Total:	**2,309**	**$383,483,114.21**	**100.00%**	**358**	**39.19**	**7.322**	**597**	**81.39**

TERM SHEET
$282,306,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates
Series 2004-W10

August 25, 2004

Argent Securities Inc.

ARGENT
MORTGAGE COMPANY LLC[SM]

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Merrill Lynch

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Notwithstanding anything else to the contrary in these Computational Materials, each addressee hereof (and each employee, representative and other agent of each addressee) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the securities described herein and all materials of any kind (including opinions and other tax analyses) that are provided to each addressee relating to such tax treatment and tax structure. An investor or potential investor in the notes (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Class	Ratings	Initial Bond Size	Sub-ordination		1	2	3	4	5	6	7
			SCENARIO		1	2	3	4	5	6	7
			Speed	Pricing	100% pricing	100% pricing	100% pricing	100% pricing	100% pricing	100% pricing	100% pricing
			Rates		Forward	Forward	Forward	Forward	Forward+200	Forward	Forward+200
			Triggers		Fail	Fail	Fail	Fail	Fail	Fail	Fail
			Cleanup Call		To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
			Default P&I Advance		100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance
			Default Severity		35%	45%	55%	60%	60%	60%	60%
			Default Recovery Lag	Months	0 months	0 months	0 months	0 months	0 months	6 months	6 months
			Default Balance		Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance
			CPR = CDR + CRR	Capped at prepay							
			CPR = CRR	PSA standard	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR
A	AAA	80.65	19.35	CDR							
				CummLosses							
M1	AA	3.10	16.25	CDR							
				CummLosses							
M2	AA-	3.00	13.25	CDR							
				CummLosses							
M3	A+	1.75	11.50	CDR							
				CummLosses							
M4	A	3.00	8.50	CDR							
				CummLosses							
M5	A-	1.50	7.00	CDR							
				CummLosses							
M6	BBB+	1.25	5.75	CDR	15.65 CDR	11.88 CDR	9.57 CDR	8.72 CDR	6.02 CDR	7.84 CDR	5.35 CDR
				CummLosses	100,943,105.50 (12.62%)	105,605,807.13 (13.20%)	108,804,082.03 (13.60%)	110,040,114.79 (13.76%)	80,505,666.51 (10.06%)	98,602,357.39 (12.33%)	72,614,313.36 (9.08%)
M7	BBB	1.00	4.75	CDR	14.19 CDR	10.83 CDR	8.76 CDR	7.99 CDR	5.34 CDR	6.93 CDR	4.7 CDR
				CummLosses	93,961,559.94 (11.75%)	98,250,736.08 (12.28%)	101,249,590.75 (12.66%)	102,365,006.48 (12.80%)	72,494,943.54 (9.06%)	90,798,707.79 (11.35%)	64,731,698.69 (8.09%)
M8	BBB-	1.00	3.75	CDR	12.9 CDR	9.92 CDR	8.06 CDR	7.37 CDR	4.72 CDR	6.32 CDR	4.11 CDR
				CummLosses	87,482,550.93 (10.94%)	91,831,128.75 (11.45%)	94,518,400.29 (11.81%)	95,662,339.12 (11.96%)	64,977,857.75 (8.12%)	83,904,002.83 (10.49%)	57,374,172.25 (7.17%)
M9	BB+	1.00	2.75	CDR	-	-	-	-	-	-	-
				CummLosses							
OC		2.75	-		-	-	-	-	-	-	-

TERM SHEET
$282,306,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates
Series 2004-W10

August 25, 2004

Argent Securities Inc.

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Notwithstanding anything else to the contrary in these Computational Materials, each addressee hereof (and each employee, representative and other agent of each addressee) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the securities described herein and all materials of any kind (including opinions and other tax analyses) that are provided to each addressee relating to such tax treatment and tax structure. An investor or potential investor in the notes (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Forward			SCENARIO		1	2	3	4	5	6
			Speed	Pricing Speed	100% WAMCO speeds	100% WAMCO speeds	100% WAMCO speeds	100% WAMCO speeds	100% WAMCO speeds	100% WAMCO speeds
			Rates		Forward	Forward+100	Forward	Forward+100	Forward	Forward+100
			Triggers		Pass	Pass	Pass	Pass	Pass	Pass
			Cleanup Call		To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
			Default P&I Advance		100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance
			Default Severity		50%/ 40%	50%/ 40%	50%/ 40%	50%/ 40%	50%/ 40%	50%/ 40%
			Default Recovery Lag	Months	12 months	12 months	12 months	12 months	12 months	12 months
			Default Balance		Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance
			CPR = CDR + CRR	Capped at prepay						
			CPR = CRR	PSA standard	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR
Class	**Ratings**	**Initial Bond Size**	**Sub-ordination**							
A	AAA	80.65	19.35	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
M1	AA+	3.10	16.25	% of WAMCO curves						
				Yield						
				WAL						
				CummLosses						
M2	AA	3.00	13.25	% of WAMCO curves						
				Yield						
				WAL						
				CummLosses						
M3	AA-	1.75	11.50	% of WAMCO curves						
				Yield						
				WAL						
				CummLosses						
M4	A	3.00	8.50	% of WAMCO curves						
				Yield						
				WAL						
				CummLosses						
M5	A-	1.50	7.00	% of WAMCO curves						
				Yield						
				WAL						
				CummLosses						
M6	BBB+	1.25	5.75	% of WAMCO curves	200.23	181.47	240.28	217.76	300.35	272.21
				Yield	5.85	6.67	-4.05	-2.02	-36.68	-34.31
				WAL	6.47	6.73	6.57	7.24	4.84	4.76
				CummLosses	8.91%	8.22%	10.30%	9.53%	12.22%	11.35%
M7	BBB	1.00	4.75	% of WAMCO curves	174.92	156.86	209.90	188.23	262.38	235.29
				Yield	5.93	6.74	-5.52	-3.30	-36.98	-34.42
				WAL	6.53	6.82	6.10	6.43	4.80	4.73
				CummLosses	7.97%	7.27%	9.25%	8.47%	11.03%	10.14%
M8	BBB-	1.00	3.75	% of WAMCO curves	151.41	133.42	181.69	160.10	227.12	200.13
				Yield	7.36	8.12	-3.27	-1.16	-29.18	-28.86
				WAL	6.25	6.39	6.20	6.74	4.80	4.90
				CummLosses	7.05%	6.33%	8.22%	7.40%	9.86%	8.91%
M9	BB+	1.00	2.75	CDR	-	-	-	-	-	-
				CummLosses						
OC		2.75	-	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]

TERM SHEET
$282,306,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates
Series 2004-W10

August 25, 2004

Argent Securities Inc.

ARGENT
MORTGAGE COMPANY LLC℠

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Merrill Lynch

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Notwithstanding anything else to the contrary in these Computational Materials, each addressee hereof (and each employee, representative and other agent of each addressee) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the securities described herein and all materials of any kind (including opinions and other tax analyses) that are provided to each addressee relating to such tax treatment and tax structure. An investor or potential investor in the notes (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

			SCENARIO		1	2	3	4	5	6	7	8	9	10	11	12
			Speed	Pricing Speed	75% Rabo Curves	100% Rabo Curves	135% Rabo Curves	75% Rabo Curves	100% Rabo Curves	135% Rabo Curves	75% Rabo Curves	100% Rabo Curves	135% Rabo Curves	75% Rabo Curves	100% Rabo Curves	135% Rabo Curves
			Rates		Forward	Forward	Forward	Forward	Forward	Forward	Static for 12 mo/spike 400	Static for 12 mo/spike 400	Static for 12 mo/spike 400	Static for 12 mo/spike 400	Static for 12 mo/spike 400	Static for 12 mo/spike 400
			Triggers		Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
			Cleanup Call		To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
			Default P&I Advance		100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance
			Default Severity		40%	40%	40%	65%	65%	65%	40%	40%	40%	65%	65%	65%
			Default Recovery Lag	Months	12 months	12 months	12 months	12 months	12 months	12 months	12 months	12 months	12 months	12 months	12 months	12 months
			Default Balance		Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance
			CPR = CDR + CRR	Capped at prepay												
			CPR = CRR	PSA standard	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR
Class	Ratings	Initial Bond Size	Sub-ordination													
A	AAA	80.65	19.35	[redacted]												
M1	AA+	3.10	16.25	CDR WAL CummLosses												
M2	AA	3.00	13.25	CDR WAL CummLosses												
M3	AA-	1.75	11.50	CDR WAL CummLosses												
M4	A	3.00	8.50	CDR WAL CummLosses												
M5	A-	1.50	7.00	CDR WAL CummLosses												
M6	BBB+	1.25	5.75	CDR WAL CummLosses	15.43 13.44 17.26%	15.61 11.13 14.59%	15.93 8.74 11.97%	9.15 15.89 19.50%	9.28 12.83 15.91%	9.45 9.78 12.59%	15.34 13.45 17.20%	15.51 11.15 14.52%	15.83 8.78 11.91%	9.10 15.02 10.43%	9.21 12.85 15.83%	9.39 9.80 12.53%
M7	BBB	1.00	4.75	CDR CummLosses	-	-	-	-	-	-	-	-	-	-	-	-
M8	BBB-	1.00	3.75	CDR CummLosses	-	-	-	-	-	-	-	-	-	-	-	-
M9	BB+	1.00	2.75	CDR CummLosses	-	-	-	-	-	-	-	-	-	-	-	-
OC		2.75	-	[redacted]												

TERM SHEET
$282,306,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates Series 2004-W10

August 25, 2004

Argent Securities Inc.

ARGENT MORTGAGE COMPANY LLC℠

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Merrill Lynch

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W10

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Notwithstanding anything else to the contrary in these Computational Materials, each addressee hereof (and each employee, representative and other agent of each addressee) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the securities described herein and all materials of any kind (including opinions and other tax analyses) that are provided to each addressee relating to such tax treatment and tax structure. An investor or potential investor in the notes (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

ARSI 2004-W10
Class M-7

NO PREPAY STRESS

Fwd LIBOR/Swap Shift	**Min 0 -200 bp**	**bp**	**200 bp**
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 40%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	12.85%	11.00%	6.08%
CDR - Yield Break	13.406	10.940	5.376
% Cum Loss 1st $ Principal Loss	12.85%	11.00%	8.46%
CDR - 1st $ Principal Loss	13.405	10.938	7.910
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please		
Recovery Delay: 12 months			
% Cum Loss Yield Break	26.46%	22.57%	12.37%
CDR - Yield Break	22.033	18.030	8.937
% Cum Loss 1st $ Principal Loss	26.46%	22.57%	17.20%
CDR - 1st $ Principal Loss	22.031	18.027	13.035
Loss Severity: 60%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	13.61%	11.57%	6.29%
CDR - Yield Break	8.627	7.090	3.561
% Cum Loss 1st $ Principal Loss	13.61%	11.57%	8.74%
CDR - 1st $ Principal Loss	8.626	7.089	5.125
Loss Severity: 40%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	11.37%	9.59%	5.21%
CDR - Yield Break	11.435	9.208	4.520
% Cum Loss 1st $ Principal Loss	11.37%	9.59%	7.25%
CDR - 1st $ Principal Loss	11.434	9.208	6.584
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please		
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	23.83%	20.05%	10.85%
CDR - Yield Break	19.192	15.509	7.681
% Cum Loss 1st $ Principal Loss	23.83%	20.05%	15.07%
CDR - 1st $ Principal Loss	19.190	15.508	11.105
Loss Severity: 60%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	12.46%	10.46%	5.64%
CDR - Yield Break	7.757	6.301	3.161
% Cum Loss 1st $ Principal Loss	12.46%	10.46%	7.82%
CDR - 1st $ Principal Loss	7.756	6.300	4.521

PREPAY STRESS

Fwd LIBOR/Swap Shift	**Min 0 -200 bp**	**bp**	**200 bp**
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	8.86%	11.34%	11.83%
CDR - Yield Break	12.134	8.604	4.721
% Cum Loss 1st $ Principal Loss	8.97%	11.34%	13.62%
CDR - 1st $ Principal Loss	12.309	8.603	5.658
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	8.09%	10.08%	10.32%
CDR - Yield Break	10.991	7.467	3.987
% Cum Loss 1st $ Principal Loss	8.09%	10.07%	11.80%
CDR - 1st $ Principal Loss	10.990	7.466	4.705

ARSI 2004-W10
Class M-8

NO PREPAY STRESS

Fwd LIBOR/Swap Shift	**Min 0 -200 bp**	**bp**	**200 bp**
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 40%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	11.51%	9.03%	0.00%
CDR - Yield Break	11.613	8.559	0.000
% Cum Loss 1st $ Principal Loss	11.88%	10.03%	7.42%
CDR - 1st $ Principal Loss	12.092	9.735	6.767
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please.		
Recovery Delay: 12 months			
% Cum Loss Yield Break	23.56%	18.20%	0.00%
CDR - Yield Break	19.065	13.979	0.000
% Cum Loss 1st $ Principal Loss	24.48%	20.56%	15.09%
CDR - 1st $ Principal Loss	19.952	16.087	11.193
Loss Severity: 60%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	12.05%	9.17%	0.00%
CDR - Yield Break	7.452	5.420	0.000
% Cum Loss 1st $ Principal Loss	12.60%	10.53%	7.67%
CDR - 1st $ Principal Loss	7.860	6.352	4.426
Loss Severity: 40%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	10.14%	7.78%	0.00%
CDR - Yield Break	9.888	7.164	0.000
% Cum Loss 1st $ Principal Loss	10.53%	8.73%	6.35%
CDR - 1st $ Principal Loss	10.369	8.212	5.647
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please.		
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	21.14%	16.07%	0.00%
CDR - Yield Break	16.584	11.998	0.000
% Cum Loss 1st $ Principal Loss	22.06%	18.23%	13.20%
CDR - 1st $ Principal Loss	17.443	13.851	9.556
Loss Severity: 60%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	11.00%	8.29%	0.00%
CDR - Yield Break	6.696	4.834	0.000
% Cum Loss 1st $ Principal Loss	11.53%	9.50%	6.85%
CDR - 1st $ Principal Loss	7.074	5.639	3.909

PREPAY STRESS

Fwd LIBOR/Swap Shift	**Min 0 -200 bp**	**bp**	**200 bp**
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	7.73%	9.08%	0.00%
CDR - Yield Break	10.449	6.607	0.000
% Cum Loss 1st $ Principal Loss	7.72%	10.33%	0.00%
CDR - 1st $ Principal Loss	10.441	7.689	0.000
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	7.05%	8.00%	0.00%
CDR - Yield Break	9.462	5.706	0.000
% Cum Loss 1st $ Principal Loss	7.05%	9.17%	0.00%
CDR - 1st $ Principal Loss	9.455	6.684	0.000

TERM SHEET
$282,306,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates
Series 2004-W10

August 25, 2004

Argent Securities Inc.

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Notwithstanding anything else to the contrary in these Computational Materials, each addressee hereof (and each employee, representative and other agent of each addressee) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the securities described herein and all materials of any kind (including opinions and other tax analyses) that are provided to each addressee relating to such tax treatment and tax structure. An investor or potential investor in the notes (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Account	
Deal	ARSI 2004-W10
ML Coverage	Tracey Keegan
Completed	8/25/04 3:06 PM
Completed by	Alan Chan
Comments:	
Bond	M8 BBB-

Internal use only ------ Can NOT be sent out --------- Verbal only

SCENARIO		1	2	3	4	5	6	7	8	9
Rates		Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward
CPR Speed	HBK	100	100	100	125	125	125	75	75	75
CDR Speed	HBK	100	125	75	100	125	75	100	125	75
Default Severity		50%	50%	50%	50%	50%	50%	50%	50%	50%
Default P&I Advance		100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance
Default Recovery Lag	Months	6	6	6	6	6	6	6	6	6
Triggers		Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
Cleanup Call		To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
Default Balance		Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance
CPR = CDR + CRR	Capped at prepay									
CPR = CRR	PSA standard	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR

Class	Ratings	Initial Bond Size	Sub-ordination		1	2	3	4	5	6	7	8	9
A	AAA	80.65	19.35	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
M1	AA	3.10	16.25	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
M2	AA-	3.00	13.25	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
M3	A+	1.75	11.50	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
M4	A	3.00	8.50	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
M5	A-	1.50	7.00	CDR									
				CummLosses									
M6	BBB+	1.25	5.75	Yield									
				DM									
				WAL									
				bond writedown									
				Cum collateral loss									
M6	BBB	1.00	4.75										
M8	BBB-	1.00	3.75	Yield	8.28	8.28	8.30	7.99	8.03	8.01	8.57	8.54	8.59
				DM	370	372	369	375	377	374	365	366	364
				WAL	8.91	8.70	9.18	6.81	6.88	6.97	12.01	11.59	12.44
				bond writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)
				Cum collateral loss	36,155,166.31 (4.52%)	44,158,168.13 (5.52%)	27,767,413.90 (3.47%)	26,487,523.12 (3.31%)	32,526,642.59 (4.07%)	20,228,046.44 (2.53%)	50,344,963.43 (6.29%)	61,044,160.38 (7.63%)	38,955,872.55 (4.87%)
M9	BB+	1.00	2.75	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
OC		2.75	-		-	-	-	-	-	-	-	-	-

Account	
Deal	ARSI 2004-W10
ML Coverage	Tracey Keegan
Completed	8/25/04 3:05 PM
Completed by	Alan Chan
Comments:	
Bond	M8 BBB-

Internal use only ------ Can NOT be sent out --------- Verbal only

			SCENARIO	10	11	12	13	14	15	16	17	18
			Rates	rward + 200 over 12 mont	rward + 200 over 12 mont	rward + 200 over 12 mont	rward + 200 over 12 mont	rward + 200 over 12 mont	rward + 200 over 12 mont	rward + 200 over 12 mont	rward + 200 over 12 mont	Forward + 200 over 12 months
			CPR Speed	100	100	100	125	125	125	75	75	75
			CDR Speed	100	125	75	100	125	75	100	125	75
			Default Severity	50%	50%	50%	50%	50%	50%	50%	50%	50%
			Default P&I Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance
			Default Recovery Lag	6	6	6	6	6	6	6	6	6
			Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
			Cleanup Call	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
			Default Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance
			CPR = CDR + CRR									
			CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR
Class	Ratings	Initial Bond Size	Sub-ordination									
A	AAA	80.65	19.35									
M1	AA	3.10	16.25									
M2	AA-	3.00	13.25									
M3	A+	1.75	11.50									
M4	A	3.00	8.50									
M5	A-	1.50	7.00									
M6	BBB+	1.25	5.75									
M6	BBB	1.00	4.75									
M8	BBB-	1.00	3.75	9.69 316 9.39 0.00 (0.00%) 36,194,834.09 (4.52%)	9.77 302 11.11 0.00 (0.00%) 44,202,946.12 (5.53%)	9.65 319 9.20 0.00 (0.00%) 27,798,726.85 (3.47%)	9.35 314 7.38 0.00 (0.00%) 26,503,522.89 (3.31%)	9.40 304 8.13 0.00 (0.00%) 32,545,342.56 (4.07%)	9.31 320 6.89 0.00 (0.00%) 20,240,880.78 (2.53%)	9.95 318 12.05 0.00 (0.00%) 50,437,323.07 (5.30%)	9.65 268 15.50 0.00 (0.00%) 61,149,778.13 (7.64%)	9.95 316 12.48 0.00 (0.00%) 39,031,637.54 (4.88%)
M9	BB+	1.00	2.75	-	-	-	-	-	-	-	-	-
OC		2.75	-	-	-	-	-	-	-	-	-	-

Account
Deal ARSI 2004-W10
ML Coverage Tracey Keegan
Completed 8/25/04 3:06 PM
Completed by Alan Chan
Comments:
Bond M8 BBB-

			SCENARIO	19	20	21	22	23	24	25	26	27
			Rates	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200
			CPR Speed	100	100	100	125	125	125	75	75	75
			CDR Speed	100	125	75	100	125	75	100	125	75
			Default Severity	50%	50%	50%	50%	50%	50%	50%	50%	50%
			Default P&I Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance
			Default Recovery Lag	6	6	6	6	6	6	6	6	6
			Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
			Cleanup Call	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
			Default Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance
			CPR = CDR + CRR									
			CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR
Class	Ratings	Initial Bond Size	Sub-ordination									
A	AAA	80.65	19.35								-	-
M1	AA	3.10	16.25								-	-
M2	AA-	3.00	13.25								-	-
M3	A+	1.75	11.50								-	-
M4	A	3.00	8.50								-	-
M5	A-	1.50	7.00									
M6	BBB+	1.25	5.75									
M6	BBB	1.00	4.75									
M8	BBB-	1.00	3.75	9.80 316 9.39 0.00 (0.00%) 36,194,632.27 (4.52%)	9.88 302 11.11 0.00 (0.00%) 44,202,943.98 (5.53%)	9.77 319 9.20 0.00 (0.00%) 27,798,725.39 (3.47%)	9.49 314 7.38 0.00 (0.00%) 26,503,522.05 (3.31%)	9.52 304 8.13 0.00 (0.00%) 32,545,341.58 (4.07%)	9.45 320 6.99 0.00 (0.00%) 20,240,880.11 (2.53%)	10.05 318 12.05 0.00 (0.00%) 50,437,319.44 (6.30%)	9.74 268 15.50 0.00 (0.00%) 61,149,773.90 (7.64%)	10.05 316 12.48 0.00 (0.00%) 39,031,634.62 (4.88%)
M9	BB+	1.00	2.75	-	-	-	-	-	-	-	-	-
OC		2.75	-	-	-	-	-	-	-	-	-	-

TERM SHEET
$282,306,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates
Series 2004-W10

August 25, 2004

Argent Securities Inc.

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Notwithstanding anything else to the contrary in these Computational Materials, each addressee hereof (and each employee, representative and other agent of each addressee) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the securities described herein and all materials of any kind (including opinions and other tax analyses) that are provided to each addressee relating to such tax treatment and tax structure. An investor or potential investor in the notes (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Forward			SCENARIO		1	2
			Speed	Pricing Speed	100	100
			Rates		Forward	Forward+100
			Triggers		Fail	Fail
			Cleanup Call		To Maturity	To Maturity
			Default P&I Advance		100% Advance	100% Advance
			Default Severity		45%	45%
			Default Recovery Lag	Months	12	12
			Default Balance		Current Balance	Current Balance
			CPR = CDR + CRR	Capped at prepay		
			CPR = CRR	PSA standard	CPR = CRR	CPR = CRR
Class	Ratings	Initial Bond Size	Sub-ordination			
A	AAA	80.65	19.35	[redacted]	[redacted]	[redacted]
M1	AA+	3.10	16.25	CDR WAL CummLosses		
M2	AA	3.00	13.25	CDR WAL CummLosses		
M3	AA-	1.75	11.50	CDR WAL CummLosses		
M4	A	3.00	8.50	CDR WAL CummLosses		
M5	A-	1.50	7.00	CDR WAL CummLosses		
M6	BBB+	1.25	5.75	CDR WAL CummLosses	9.31 12.74 10.88%	8.11 13.18 9.72%
M7	BBB	1.00	4.75	CDR CummLosses	-	-
M8	BBB-	1.00	3.75	CDR CummLosses	-	-
M9	BB+	1.00	2.75	CDR CummLosses	-	-
OC		2.75	-	[redacted]	[redacted]	[redacted]

TERM SHEET
$282,306,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates Series 2004-W10

August 25, 2004

Argent Securities Inc.

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Merrill Lynch

ARGENT
MORTGAGE COMPANY LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W10

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Notwithstanding anything else to the contrary in these Computational Materials, each addressee hereof (and each employee, representative and other agent of each addressee) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the securities described herein and all materials of any kind (including opinions and other tax analyses) that are provided to each addressee relating to such tax treatment and tax structure. An investor or potential investor in the notes (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

	Scenario 1	Scenario 2
Prepay	100% FFTW curves	100% FFTW curves
Rates	Fwd, up 100 after mth 6	1ML, 6ML = 20%
CDR	0%	0%
Severity	0%	0%
Rev Lag	0	0

Period	Exc Sprd	AFCap
Avg yr1	337	9.67
Avg yr2	220	9.66
Avg yr3	291	9.73
Avg yr4	332	10.10
Avg yr5	329	10.69
1	237	4.49
2	438	9.67
3	445	9.68
4	412	9.67
5	405	9.67
6	468	9.69
7	288	9.67
8	302	9.67
9	271	9.66
10	284	9.66
11	253	9.65
12	244	9.65
13	257	9.66
14	225	9.66
15	239	9.67
16	207	9.66
17	196	9.66
18	259	9.69
19	181	9.66
20	197	9.68
21	168	9.67
22	183	9.68
23	266	9.64
24	263	9.63
25	281	9.64
26	252	9.60
27	270	9.65
28	238	9.64
29	285	9.70
30	372	9.90
31	275	9.72
32	299	9.75
33	266	9.73
34	288	9.76
35	330	9.81
36	332	9.89
37	358	10.10
38	306	9.67
39	333	9.86
40	299	9.68
41	329	10.01
42	392	10.57
43	321	10.04
44	349	10.21
45	311	10.03
46	337	10.19
47	326	10.42
48	323	10.46

49	350	10.79
50	314	10.42
51	340	10.75
52	303	10.39
53	318	10.49
54	422	11.64
55	312	10.50
56	342	10.83
57	304	10.47
58	332	10.81
59	308	10.56
60	305	10.58
61	333	10.92
62	297	10.55
63	324	10.89
64	288	10.53
65	295	10.52
66	398	11.63
67	287	10.49
68	317	10.83
69	280	10.47
70	309	10.80
71	281	10.44
72	278	10.43
73	307	10.76
74	271	10.40
75	300	10.74
76	263	10.38
77	268	10.36
78	371	11.46
79	261	10.34
80	291	10.67
81	255	10.31
82	284	10.64
83	255	10.29
84	252	10.27
85	281	10.60

TERM SHEET
$282,306,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates
Series 2004-W10

August 25, 2004

Argent Securities Inc.

ARGENT
MORTGAGE COMPANY LLC℠

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Merrill Lynch

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Notwithstanding anything else to the contrary in these Computational Materials, each addressee hereof (and each employee, representative and other agent of each addressee) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the securities described herein and all materials of any kind (including opinions and other tax analyses) that are provided to each addressee relating to such tax treatment and tax structure. An investor or potential investor in the notes (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Forward			SCENARIO		1	2
			Speed	Pricing Speed	100	100
			Rates		Forward	Forward+100
			Triggers		Fail	Fail
			Cleanup Call		To Maturity	To Maturity
			Default P&I Advance		100% Advance	100% Advance
			Default Severity		45%	45%
			Default Recovery Lag	Months	12	12
			Default Balance		Current Balance	Current Balance
			CPR = CDR + CRR	Capped at prepay		
			CPR = CRR	PSA standard	CPR = CRR	CPR = CRR
Class	Ratings	Initial Bond Size	Sub-ordination			
A	AAA	80.65	19.35	[redacted]	[redacted]	[redacted]
M1	AA+	3.10	16.25	CDR		
				WAL		
				CummLosses		
M2	AA	3.00	13.25	CDR		
				WAL		
				CummLosses		
M3	AA-	1.75	11.50	CDR		
				WAL		
				CummLosses		
M4	A	3.00	8.50	CDR		
				WAL		
				CummLosses		
M5	A-	1.50	7.00	CDR		
				WAL		
				CummLosses		
M6	BBB+	1.25	5.75	CDR	9.31	8.11
				WAL	12.74	13.18
				CummLosses	10.88%	9.72%
M7	BBB	1.00	4.75	CDR	-	-
				CummLosses		
M8	BBB-	1.00	3.75	CDR	-	-
				CummLosses		
M9	BB+	1.00	2.75	CDR	-	-
				CummLosses		
OC		2.75	-	[redacted]	[redacted]	[redacted]

TERM SHEET
$282,306,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates
Series 2004-W10

August 25, 2004

Argent Securities Inc.

ARGENT
MORTGAGE COMPANY LLC℠

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Merrill Lynch

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Notwithstanding anything else to the contrary in these Computational Materials, each addressee hereof (and each employee, representative and other agent of each addressee) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the securities described herein and all materials of any kind (including opinions and other tax analyses) that are provided to each addressee relating to such tax treatment and tax structure. An investor or potential investor in the notes (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

	Scenario 1	Scenario 2
Prepay	100% FFTW curves	100% FFTW curves
Rates	Fwd, up 100 after mth 6	1ML, 6ML = 20%
CDR	0%	0%
Severity	0%	0%
Rev Lag	0	0

Period	Exc Sprd	AFCap
Avg yr1	337	9.67
Avg yr2	220	9.66
Avg yr3	291	9.73
Avg yr4	332	10.10
Avg yr5	329	10.69
1	237	4.49
2	438	9.67
3	445	9.68
4	412	9.67
5	405	9.67
6	468	9.69
7	288	9.67
8	302	9.67
9	271	9.66
10	284	9.66
11	253	9.65
12	244	9.65
13	257	9.66
14	225	9.66
15	239	9.67
16	207	9.66
17	196	9.66
18	259	9.69
19	181	9.66
20	197	9.68
21	168	9.67
22	183	9.68
23	266	9.64
24	263	9.63
25	281	9.64
26	252	9.60
27	270	9.65
28	238	9.64
29	285	9.70
30	372	9.90
31	275	9.72
32	299	9.75
33	266	9.73
34	288	9.76
35	330	9.81
36	332	9.89
37	358	10.10
38	306	9.67
39	333	9.86
40	299	9.68
41	329	10.01
42	392	10.57
43	321	10.04
44	349	10.21
45	311	10.03
46	337	10.19
47	326	10.42
48	323	10.46

49	350	10.79
50	314	10.42
51	340	10.75
52	303	10.39
53	318	10.49
54	422	11.64
55	312	10.50
56	342	10.83
57	304	10.47
58	332	10.81
59	308	10.56
60	305	10.58
61	333	10.92
62	297	10.55
63	324	10.89
64	288	10.53
65	295	10.52
66	398	11.63
67	287	10.49
68	317	10.83
69	280	10.47
70	309	10.80
71	281	10.44
72	278	10.43
73	307	10.76
74	271	10.40
75	300	10.74
76	263	10.38
77	268	10.36
78	371	11.46
79	261	10.34
80	291	10.67
81	255	10.31
82	284	10.64
83	255	10.29
84	252	10.27
85	281	10.60

TERM SHEET
$282,306,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates
Series 2004-W10

August 25, 2004

Argent Securities Inc.

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Merrill Lynch

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Notwithstanding anything else to the contrary in these Computational Materials, each addressee hereof (and each employee, representative and other agent of each addressee) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the securities described herein and all materials of any kind (including opinions and other tax analyses) that are provided to each addressee relating to such tax treatment and tax structure. An investor or potential investor in the notes (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Forward			SCENARIO		1	2	3	4	5	6	7	8	9
			Speed	Pricing Speed	50	75	100	50	75	100	50	75	100
			Rates		Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward
			Triggers		Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
			Cleanup Call		To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
			Default P&I Advance		100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance
			Default Severity		30%	30%	30%	40%	40%	40%	50%	50%	50%
			Default Recovery Lag	Months	12	12	12	12	12	12	12	12	12
			Default Balance		Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance
			CPR = CDR + CRR	Capped at prepay									
			CPR = CRR	PSA standard	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR
Class	Ratings	Initial Bond Size	Sub-ordination										
A	AAA	80.65	19.35	[redacted]									
M1	AA+	3.10	16.25	CDR	32.45	36.36	40.18	20.59	23.37	26.21	15.04	17.16	19.39
				WAL	8.52	6.87	5.73	11.52	8.96	7.24	13.61	10.35	8.22
				CummLosses	21.93%	20.45%	19.47%	24.25%	21.87%	20.38%	25.87%	22.81%	20.95%
M2	AA	3.00	13.25	CDR	25.66	28.41	31.24	17.05	19.02	21.09	12.74	14.26	15.88
				WAL	10.20	8.17	6.74	12.98	10.06	8.10	14.90	11.34	8.99
				CummLosses	20.03%	18.19%	16.97%	22.12%	19.43%	17.73%	23.57%	20.25%	18.22%
M3	AA-	1.75	11.50	CDR	22.37	24.50	26.76	15.21	16.73	18.38	11.50	12.68	13.97
				WAL	12.45	9.93	8.17	15.37	11.95	9.61	17.34	13.29	10.56
				CummLosses	18.89%	16.83%	15.48%	20.83%	17.96%	16.16%	22.17%	18.70%	16.59%
M4	A	3.00	8.50	CDR	17.54	18.70	20.01	12.33	13.16	14.12	9.49	10.14	10.89
				WAL	12.89	10.25	8.38	15.21	11.80	9.45	16.78	12.81	10.15
				CummLosses	16.83%	14.43%	12.84%	18.49%	15.35%	13.37%	19.63%	15.95%	13.71%
M5	A-	1.50	7.00	CDR	15.43	16.16	17.03	11.01	11.52	12.16	8.54	8.94	9.45
				WAL	15.78	12.57	10.29	18.21	14.22	11.45	19.79	15.31	12.20
				CummLosses	15.74%	13.18%	11.49%	17.26%	14.00%	11.95%	18.30%	14.53%	12.24%
M6	BBB+	1.25	5.75	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
M7	BBB	1.00	4.75	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
M8	BBB-	1.00	3.75	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
M9	BB+	1.00	2.75	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
OC		2.75	-	[redacted]									

Forward + 200			SCENARIO		1	2	3	4	5	6	7	8	9
			Speed	Pricing Speed	50	75	100	50	75	100	50	75	100
			Rates		Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200
			Triggers		Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
			Cleanup Call		To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
			Default P&I Advance		100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance
			Default Severity		30%	30%	30%	40%	40%	40%	50%	50%	50%
			Default Recovery Lag	Months	12	12	12	12	12	12	12	12	12
			Default Balance		Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance
			CPR = CDR + CRR	Capped at prepay									
			CPR = CRR	PSA standard	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR
Class	Ratings	Initial Bond Size	Sub-ordination										
A	AAA	80.65	19.35	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
M1	AA+	3.10	16.25	CDR	25.59	29.88	34.17	16.25	19.18	22.24	11.88	14.09	16.45
				WAL	10.09	7.82	6.33	13.14	9.89	7.80	15.15	11.22	8.75
				CummLosses	20.02%	18.65%	17.85%	21.61%	19.54%	18.37%	22.65%	20.11%	18.69%
M2	AA	3.00	13.25	CDR	19.73	22.69	25.83	13.13	15.18	17.42	9.82	11.39	13.12
				WAL	12.03	9.26	7.43	14.76	11.09	8.73	16.54	12.28	9.56
				CummLosses	17.85%	16.14%	15.15%	19.21%	16.90%	15.57%	20.11%	17.37%	15.83%
M3	AA-	1.75	11.50	CDR	16.88	19.18	21.66	11.48	13.09	14.88	8.69	9.92	11.31
				WAL	14.64	11.28	9.02	17.42	13.18	10.39	19.18	14.40	11.26
				CummLosses	16.52%	14.65%	13.54%	17.75%	15.31%	13.91%	18.55%	15.72%	14.13%
M4	A	3.00	8.50	CDR	12.68	13.95	15.45	8.92	9.84	10.92	6.87	7.58	8.44
				WAL	15.10	11.60	9.25	17.20	13.01	10.22	18.53	13.90	10.84
				CummLosses	14.12%	11.99%	10.72%	15.10%	12.50%	11.00%	15.74%	12.81%	11.16%
M5	A-	1.50	7.00	CDR	10.88	11.72	12.76	7.76	8.38	9.14	6.02	6.52	7.11
				WAL	18.39	14.28	11.39	20.47	15.70	12.41	21.72	16.61	13.05
				CummLosses	12.88%	10.64%	9.30%	13.73%	11.08%	9.53%	14.28%	11.35%	9.68%
M6	BBB+	1.25	5.75	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
M7	BBB	1.00	4.75	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
M8	BBB-	1.00	3.75	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
M9	BB+	1.00	2.75	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
OC		2.75	-	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]

Static			SCENARIO		1	2	3	4	5	6	7	8	9
			Speed	Pricing Speed	50	75	100	50	75	100	50	75	100
			Rates		Static	Static	Static	Static	Static	Static	Static	Static	Static
			Triggers		Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
			Cleanup Call		To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
			Default P&I Advance		100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance
			Default Severity		30%	30%	30%	40%	40%	40%	50%	50%	50%
			Default Recovery Lag	Months	12	12	12	12	12	12	12	12	12
			Default Balance		Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance
			CPR = CDR + CRR	Capped at prepay									
			CPR = CRR	PSA standard	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR
Class	Ratings	Initial Bond Size	Sub-ordination										
A	AAA	80.65	19.35	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
M1	AA+	3.10	16.25	CDR	38.03	41.46	44.80	24.39	26.93	29.51	17.92	19.90	21.93
				WAL	7.50	6.25	5.32	10.33	8.27	6.83	12.38	9.67	7.84
				CummLosses	23.13%	21.63%	20.57%	26.07%	23.56%	21.86%	28.23%	24.89%	22.72%
M2	AA	3.00	13.25	CDR	30.68	33.12	35.60	20.58	22.37	24.23	15.48	16.88	18.33
				WAL	8.97	7.41	6.26	11.63	9.29	7.64	13.52	10.59	8.56
				CummLosses	21.45%	19.57%	18.25%	24.16%	21.30%	19.38%	26.14%	22.50%	20.13%
M3	AA-	1.75	11.50	CDR	27.11	29.00	30.96	18.60	19.98	21.44	14.15	15.22	16.37
				WAL	10.92	9.00	7.57	13.75	11.01	9.04	15.75	12.39	10.04
				CummLosses	20.44%	18.35%	16.86%	23.00%	19.98%	17.90%	24.87%	21.07%	18.59%
M4	A	3.00	8.50	CDR	21.88	22.88	23.98	15.51	16.24	17.04	12.01	12.58	13.21
				WAL	11.31	9.28	7.77	13.61	10.87	8.90	15.22	11.95	9.68
				CummLosses	18.64%	16.18%	14.44%	20.94%	17.57%	15.30%	22.60%	18.53%	15.87%
M5	A-	1.50	7.00	CDR	19.61	20.20	20.88	14.10	14.53	15.02	11.01	11.34	11.73
				WAL	13.82	11.35	9.51	16.29	13.09	10.74	17.99	14.26	11.58
				CummLosses	17.70%	15.07%	13.19%	19.86%	16.35%	13.97%	21.42%	17.23%	14.49%
M6	BBB+	1.25	5.75	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
M7	BBB	1.00	4.75	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
M8	BBB-	1.00	3.75	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
M9	BB+	1.00	2.75	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
OC		2.75	-	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]

TERM SHEET
$282,306,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates
Series 2004-W10

August 25, 2004

Argent Securities Inc.

ARGENT MORTGAGE COMPANY LLC℠

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Merrill Lynch

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W10

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Notwithstanding anything else to the contrary in these Computational Materials, each addressee hereof (and each employee, representative and other agent of each addressee) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the securities described herein and all materials of any kind (including opinions and other tax analyses) that are provided to each addressee relating to such tax treatment and tax structure. An investor or potential investor in the notes (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Class	Ratings	Initial Bond Size	SCENARIO		1	2	3	4	5	6
			Speed	Pricing Speed	100% pricing	100% pricing	100% pricing	100% pricing	100% pricing	100% pricing
			Rates		Forward	Forward	Forward	Static	Static	Static
			Triggers		Fail	Fail	Fail	Fail	Fail	Fail
			Cleanup Call		To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
			Default P&I Advance		100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance
			Default Severity		35%	45%	55%	35%	45%	55%
			Default Recovery Lag	Months	0 months	0 months	0 months	0 months	0 months	0 months
			Default Balance		Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance
			CPR = CDR + CRR	Capped at prepay						
			CPR = CRR	PSA standard	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR
			Sub-ordination							
A	AAA	80.65	19.35							
M1	AA+	3.10	16.25	CDR	35.62	25.25	19.52	38.75	27.87	21.73
				CummLosses	21.31%	22.40%	23.15%	22.28%	23.77%	24.83%
M2	AA	3.00	13.25	CDR	28.92	20.98	16.43	32.10	23.59	18.63
				CummLosses	18.92%	19.88%	20.53%	20.09%	21.43%	22.39%
M3	AA-	1.75	11.50	CDR	25.44	18.67	14.73	28.63	21.28	16.92
				CummLosses	17.50%	18.37%	18.97%	18.79%	20.04%	20.93%
M4	A	3.00	8.50	CDR	20.04	14.98	11.95	23.23	17.57	14.12
				CummLosses	15.00%	15.72%	16.21%	16.51%	17.59%	18.35%
M5	A-	1.50	7.00	CDR	17.59	13.26	10.64	20.77	15.83	12.79
				CummLosses	13.71%	14.36%	14.80%	15.34%	16.33%	17.04%
M6	BBB+	1.25	5.75	CDR	15.65	11.88	9.57	18.80	14.42	11.69
				CummLosses	12.62%	13.20%	13.60%	14.34%	15.25%	15.90%
M7	BBB	1.00	4.75	CDR	14.19	10.84	8.76	17.26	13.30	10.82
				CummLosses	11.75%	12.29%	12.66%	13.51%	14.36%	14.96%
M8	BBB-	1.00	3.75	CDR	12.91	9.92	8.06	15.76	12.21	9.96
				CummLosses	10.94%	11.45%	11.81%	12.66%	13.45%	14.01%
M9	BB+	1.00	2.75	CDR	11.99	9.29	7.57	14.68	11.44	9.36
				CummLosses	10.34%	10.86%	11.21%	12.02%	12.79%	13.32%
OC		2.75	-							

	Forward Curves			Forward Curves			Forward Curves	
	1ML	6ML		1ML	6ML		1ML	6ML
1	1.6147%	1.9366%	41	4.5549%	4.7131%	81	5.8388%	5.9644%
2	1.7637%	2.0448%	42	4.6089%	4.7552%	82	5.8604%	5.9854%
3	1.9146%	2.1483%	43	4.6539%	4.7986%	83	5.8796%	6.0064%
4	2.0275%	2.2369%	44	4.6814%	4.8375%	84	5.9025%	6.0245%
5	2.0918%	2.3333%	45	4.7334%	4.8771%	85	5.9246%	6.0430%
6	2.1843%	2.4178%	46	4.7769%	4.9211%	86	5.9375%	6.0614%
7	2.2741%	2.5080%	47	4.8031%	4.9540%	87	5.9584%	6.0797%
8	2.3504%	2.5983%	48	4.8508%	4.9943%	88	5.9790%	6.0985%
9	2.4439%	2.6903%	49	4.8913%	5.0314%	89	5.9946%	6.1189%
10	2.5327%	2.7806%	50	4.9158%	5.0643%	90	6.0125%	6.1363%
11	2.6257%	2.8758%	51	4.9597%	5.1000%	91	6.0317%	6.1561%
12	2.7177%	2.9696%	52	4.9983%	5.1361%	92	6.0495%	6.1771%
13	2.8102%	3.0637%	53	5.0298%	5.1689%	93	6.0660%	6.1936%
14	2.9079%	3.1611%	54	5.0723%	5.2072%	94	6.0863%	6.2135%
15	2.9932%	3.2414%	55	5.1025%	5.2391%	95	6.1091%	6.2301%
16	3.0906%	3.3309%	56	5.1226%	5.2735%	96	6.1260%	6.2458%
17	3.2018%	3.4200%	57	5.1629%	5.3103%	97	6.1423%	6.2630%
18	3.2845%	3.4853%	58	5.2009%	5.3467%	98	6.1547%	6.2766%
19	3.3583%	3.5569%	59	5.2333%	5.3770%	99	6.1725%	6.2920%
20	3.4164%	3.6257%	60	5.2705%	5.4111%	100	6.1878%	6.3092%
21	3.5003%	3.6885%	61	5.3042%	5.4428%	101	6.2059%	6.3223%
22	3.5799%	3.7506%	62	5.3321%	5.4721%	102	6.2215%	6.3374%
23	3.6236%	3.8142%	63	5.3685%	5.5055%	103	6.2329%	6.3542%
24	3.6965%	3.8704%	64	5.3974%	5.5335%	104	6.2465%	6.3696%
25	3.7680%	3.9321%	65	5.4276%	5.5638%	105	6.2588%	6.3842%
26	3.7977%	3.9868%	66	5.4611%	5.5945%	106	6.2742%	6.4007%
27	3.8672%	4.0411%	67	5.4874%	5.6219%	107	6.2960%	6.4146%
28	3.9345%	4.0966%	68	5.5131%	5.6506%	108	6.3104%	6.4308%
29	3.9787%	4.1545%	69	5.5438%	5.6805%	109	6.3231%	6.4472%
30	4.0453%	4.2037%	70	5.5713%	5.7070%	110	6.3369%	6.4587%
31	4.1036%	4.2603%	71	5.5986%	5.7361%	111	6.3494%	6.4723%
32	4.1340%	4.3073%	72	5.6284%	5.7616%	112	6.3647%	6.4864%
33	4.1926%	4.3496%	73	5.6541%	5.7857%	113	6.3878%	6.4966%
34	4.2512%	4.3958%	74	5.6791%	5.8081%	114	6.3983%	6.5039%
35	4.2849%	4.4392%	75	5.7079%	5.8327%	115	6.4055%	6.5123%
36	4.3423%	4.4829%	76	5.7318%	5.8542%	116	6.4131%	6.3972%
37	4.3920%	4.5296%	77	5.7521%	5.8793%	117	6.4239%	6.3972%
38	4.3981%	4.5715%	78	5.7758%	5.8998%	118	6.4304%	6.3972%
39	4.4549%	4.6199%	79	5.7961%	5.9211%	119	6.4333%	6.3972%
40	4.5084%	4.6711%	80	5.8152%	5.9450%	120	6.4428%	6.3972%
						121	6.4428%	6.3972%

TERM SHEET
$282,306,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates
Series 2004-W10

August 26, 2004

Argent Securities Inc.

ARGENT MORTGAGE COMPANY LLC℠

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Merrill Lynch

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Notwithstanding anything else to the contrary in these Computational Materials, each addressee hereof (and each employee, representative and other agent of each addressee) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the securities described herein and all materials of any kind (including opinions and other tax analyses) that are provided to each addressee relating to such tax treatment and tax structure. An investor or potential investor in the notes (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

ARSI 2004-W10 - CashflowsM2

Period	Date	Principal	Interest	Cash Flow	Balance	Coupon
Total		24,000,000.00	3,005,283.22	27,005,283.22		
0	9-Sep-04	0	0	0	24,000,000.00	0
1	25-Oct-04	0	69,306.67	69,306.67	24,000,000.00	2.26
2	25-Nov-04	0	46,706.67	46,706.67	24,000,000.00	2.26
3	25-Dec-04	0	45,200.00	45,200.00	24,000,000.00	2.26
4	25-Jan-05	0	46,706.67	46,706.67	24,000,000.00	2.26
5	25-Feb-05	0	46,706.67	46,706.67	24,000,000.00	2.26
6	25-Mar-05	0	42,186.67	42,186.67	24,000,000.00	2.26
7	25-Apr-05	0	46,706.67	46,706.67	24,000,000.00	2.26
8	25-May-05	0	45,200.00	45,200.00	24,000,000.00	2.26
9	25-Jun-05	0	46,706.67	46,706.67	24,000,000.00	2.26
10	25-Jul-05	0	45,200.00	45,200.00	24,000,000.00	2.26
11	25-Aug-05	0	46,706.67	46,706.67	24,000,000.00	2.26
12	25-Sep-05	0	46,706.67	46,706.67	24,000,000.00	2.26
13	25-Oct-05	0	45,200.00	45,200.00	24,000,000.00	2.26
14	25-Nov-05	0	46,706.67	46,706.67	24,000,000.00	2.26
15	25-Dec-05	0	45,200.00	45,200.00	24,000,000.00	2.26
16	25-Jan-06	0	46,706.67	46,706.67	24,000,000.00	2.26
17	25-Feb-06	0	46,706.67	46,706.67	24,000,000.00	2.26
18	25-Mar-06	0	42,186.67	42,186.67	24,000,000.00	2.26
19	25-Apr-06	0	46,706.67	46,706.67	24,000,000.00	2.26
20	25-May-06	0	45,200.00	45,200.00	24,000,000.00	2.26
21	25-Jun-06	0	46,706.67	46,706.67	24,000,000.00	2.26
22	25-Jul-06	0	45,200.00	45,200.00	24,000,000.00	2.26
23	25-Aug-06	0	46,706.67	46,706.67	24,000,000.00	2.26
24	25-Sep-06	0	46,706.67	46,706.67	24,000,000.00	2.26
25	25-Oct-06	0	45,200.00	45,200.00	24,000,000.00	2.26
26	25-Nov-06	0	46,706.67	46,706.67	24,000,000.00	2.26
27	25-Dec-06	0	45,200.00	45,200.00	24,000,000.00	2.26
28	25-Jan-07	0	46,706.67	46,706.67	24,000,000.00	2.26
29	25-Feb-07	0	46,706.67	46,706.67	24,000,000.00	2.26
30	25-Mar-07	0	42,186.67	42,186.67	24,000,000.00	2.26
31	25-Apr-07	0	46,706.67	46,706.67	24,000,000.00	2.26
32	25-May-07	0	45,200.00	45,200.00	24,000,000.00	2.26
33	25-Jun-07	0	46,706.67	46,706.67	24,000,000.00	2.26
34	25-Jul-07	0	45,200.00	45,200.00	24,000,000.00	2.26
35	25-Aug-07	0	46,706.67	46,706.67	24,000,000.00	2.26
36	25-Sep-07	0	46,706.67	46,706.67	24,000,000.00	2.26
37	25-Oct-07	0	45,200.00	45,200.00	24,000,000.00	2.26
38	25-Nov-07	0	46,706.67	46,706.67	24,000,000.00	2.26
39	25-Dec-07	0	45,200.00	45,200.00	24,000,000.00	2.26
40	25-Jan-08	0	46,706.67	46,706.67	24,000,000.00	2.26
41	25-Feb-08	0	46,706.67	46,706.67	24,000,000.00	2.26
42	25-Mar-08	3,993,719.66	43,693.33	4,037,413.00	20,006,280.34	2.26

43	25-Apr-08	4,933,276.58	38,934.44	4,972,211.02	15,073,003.76	2.26
44	25-May-08	1,036,920.27	28,387.49	1,065,307.76	14,036,083.49	2.26
45	25-Jun-08	380,705.07	27,315.78	408,020.85	13,655,378.42	2.26
46	25-Jul-08	370,163.03	25,717.63	395,880.66	13,285,215.39	2.26
47	25-Aug-08	359,918.33	25,854.51	385,772.84	12,925,297.05	2.26
48	25-Sep-08	349,962.47	25,154.06	375,116.53	12,575,334.59	2.26
49	25-Oct-08	340,287.17	23,683.55	363,970.72	12,235,047.42	2.26
50	25-Nov-08	330,884.44	23,810.76	354,695.20	11,904,162.98	2.26
51	25-Dec-08	321,746.47	22,419.51	344,165.97	11,582,416.51	2.26
52	25-Jan-09	312,865.70	22,540.67	335,406.37	11,269,550.81	2.26
53	25-Feb-09	304,234.78	21,931.80	326,166.58	10,965,316.03	2.26
54	25-Mar-09	295,846.59	19,274.59	315,121.18	10,669,469.44	2.26
55	25-Apr-09	287,694.19	20,763.97	308,458.17	10,381,775.24	2.26
56	25-May-09	279,770.86	19,552.34	299,323.20	10,102,004.38	2.26
57	25-Jun-09	272,070.06	19,659.62	291,729.68	9,829,934.32	2.26
58	25-Jul-09	264,585.44	18,513.04	283,098.48	9,565,348.88	2.26
59	25-Aug-09	257,310.84	18,615.23	275,926.08	9,308,038.04	2.26
60	25-Sep-09	250,240.29	18,114.48	268,354.76	9,057,797.75	2.26
61	25-Oct-09	243,367.95	17,058.85	260,426.80	8,814,429.80	2.26
62	25-Nov-09	236,688.19	17,153.86	253,842.05	8,577,741.61	2.26
63	25-Dec-09	230,195.53	16,154.75	246,350.28	8,347,546.07	2.26
64	25-Jan-10	223,884.64	16,245.25	240,129.90	8,123,661.43	2.26
65	25-Feb-10	217,750.35	15,809.55	233,559.90	7,905,911.08	2.26
66	25-Mar-10	211,787.63	13,896.83	225,684.47	7,694,123.45	2.26
67	25-Apr-10	205,991.62	14,973.62	220,965.24	7,488,131.83	2.26
68	25-May-10	200,357.56	14,102.65	214,460.21	7,287,774.27	2.26
69	25-Jun-10	194,880.86	14,182.82	209,063.67	7,092,893.42	2.26
70	25-Jul-10	189,557.04	13,358.28	202,915.33	6,903,336.37	2.26
71	25-Aug-10	184,381.78	13,434.66	197,816.44	6,718,954.60	2.26
72	25-Sep-10	179,350.84	13,075.83	192,426.68	6,539,603.75	2.26
73	25-Oct-10	174,460.14	12,316.25	186,776.40	6,365,143.61	2.26
74	25-Nov-10	169,705.71	12,387.28	182,092.98	6,195,437.90	2.26
75	25-Dec-10	165,083.66	11,668.07	176,751.74	6,030,354.24	2.26
76	25-Jan-11	160,590.26	11,735.74	172,326.00	5,869,763.98	2.26
77	25-Feb-11	156,221.86	11,423.21	167,645.07	5,713,542.12	2.26
78	25-Mar-11	151,974.92	10,043.14	162,018.05	5,561,567.20	2.26
79	25-Apr-11	147,845.99	10,823.43	158,669.42	5,413,721.21	2.26
80	25-May-11	143,831.75	10,195.84	154,027.60	5,269,889.45	2.26
81	25-Jun-11	139,928.95	10,255.79	150,184.74	5,129,960.51	2.26
82	25-Jul-11	136,134.43	9,661.43	145,795.86	4,993,826.08	2.26
83	25-Aug-11	132,445.14	9,718.54	142,163.68	4,861,380.94	2.26
84	25-Sep-11	128,858.09	9,460.79	138,318.88	4,732,522.85	2.26
85	25-Oct-11	125,370.42	10,194.64	135,565.06	4,607,152.43	2.585
86	25-Nov-11	121,979.30	10,255.39	132,234.69	4,485,173.13	2.585
87	25-Dec-11	118,682.01	9,661.81	128,343.83	4,366,491.11	2.585
88	25-Jan-12	115,475.92	9,719.69	125,195.61	4,251,015.20	2.585
89	25-Feb-12	112,358.44	9,462.64	121,821.08	4,138,656.76	2.585
90	25-Mar-12	109,327.08	8,618.18	117,945.26	4,029,329.68	2.585
91	25-Apr-12	106,379.41	8,969.18	115,348.58	3,922,950.27	2.585

92	25-May-12	103,513.08	8,450.69	111,963.76	3,819,437.20	2.585
93	25-Jun-12	100,725.79	8,501.96	109,227.75	3,718,711.41	2.585
94	25-Jul-12	98,015.33	8,010.72	106,026.05	3,620,696.08	2.585
95	25-Aug-12	95,379.52	8,059.57	103,439.09	3,525,316.55	2.585
96	25-Sep-12	92,816.29	7,847.26	100,663.54	3,432,500.27	2.585
97	25-Oct-12	90,323.57	7,394.18	97,717.75	3,342,176.70	2.585
98	25-Nov-12	87,899.40	7,439.59	95,338.99	3,254,277.30	2.585
99	25-Dec-12	85,541.85	7,010.26	92,552.10	3,168,735.45	2.585
100	25-Jan-13	83,249.05	7,053.52	90,302.56	3,085,486.40	2.585
101	25-Feb-13	81,019.18	6,868.21	87,887.39	3,004,467.22	2.585
102	25-Mar-13	78,850.48	6,040.65	84,891.13	2,925,616.74	2.585
103	25-Apr-13	76,741.24	6,512.34	83,253.58	2,848,875.50	2.585
104	25-May-13	74,689.79	6,136.95	80,826.74	2,774,185.71	2.585
105	25-Jun-13	72,694.51	6,175.26	78,869.77	2,701,491.20	2.585
106	25-Jul-13	70,753.83	5,819.46	76,573.29	2,630,737.38	2.585
107	25-Aug-13	68,866.22	5,855.95	74,722.17	2,561,871.15	2.585
108	25-Sep-13	67,030.21	5,702.65	72,732.86	2,494,840.94	2.585
109	25-Oct-13	65,244.34	5,374.30	70,618.65	2,429,596.60	2.585
110	25-Nov-13	63,507.23	5,408.21	68,915.44	2,366,089.37	2.585
111	25-Dec-13	61,817.50	5,096.95	66,914.45	2,304,271.87	2.585
112	25-Jan-14	60,173.83	5,129.25	65,303.08	2,244,098.04	2.585
113	25-Feb-14	58,574.95	4,995.30	63,570.25	2,185,523.09	2.585
114	25-Mar-14	57,019.60	4,394.12	61,413.72	2,128,503.49	2.585
115	25-Apr-14	55,506.57	4,737.99	60,244.56	2,072,996.92	2.585
116	25-May-14	54,034.68	4,465.58	58,500.26	2,018,962.24	2.585
117	25-Jun-14	52,602.79	4,494.15	57,096.95	1,966,359.45	2.585
118	25-Jul-14	51,209.79	4,235.87	55,445.65	1,915,149.66	2.585
119	25-Aug-14	49,854.59	4,263.07	54,117.66	1,865,295.07	2.585
120	25-Sep-14	48,536.14	4,152.10	52,688.23	1,816,758.93	2.585
121	25-Oct-14	47,253.43	3,913.60	51,167.03	1,769,505.51	2.585
122	25-Nov-14	46,005.45	3,938.87	49,944.32	1,723,500.06	2.585
123	25-Dec-14	44,791.26	3,712.71	48,503.97	1,678,708.80	2.585
124	25-Jan-15	43,609.91	3,736.76	47,346.67	1,635,098.89	2.585
125	25-Feb-15	42,460.49	3,639.68	46,100.17	1,592,638.41	2.585
126	25-Mar-15	41,342.11	3,202.09	44,544.20	1,551,296.29	2.585
127	25-Apr-15	40,253.93	3,453.14	43,707.07	1,511,042.37	2.585
128	25-May-15	39,195.09	3,255.04	42,450.13	1,471,847.27	2.585
129	25-Jun-15	38,164.80	3,276.29	41,441.10	1,433,682.47	2.585
130	25-Jul-15	37,162.27	3,088.39	40,250.66	1,396,520.20	2.585
131	25-Aug-15	36,186.72	3,108.62	39,295.33	1,360,333.48	2.585
132	25-Sep-15	35,237.41	3,028.06	38,265.47	1,325,096.07	2.585
133	25-Oct-15	34,313.62	2,854.48	37,168.10	1,290,782.45	2.585
134	25-Nov-15	33,414.65	2,873.25	36,287.89	1,257,367.81	2.585
135	25-Dec-15	32,539.80	2,708.58	35,248.38	1,224,828.00	2.585
136	25-Jan-16	31,688.43	2,726.43	34,414.86	1,193,139.57	2.585
137	25-Feb-16	30,859.88	2,655.90	33,515.77	1,162,279.70	2.585
138	25-Mar-16	30,053.52	2,420.29	32,473.80	1,132,226.18	2.585
139	25-Apr-16	29,268.74	2,520.30	31,789.04	1,102,957.44	2.585
140	25-May-16	28,504.96	2,375.95	30,880.91	1,074,452.48	2.585

141	25-Jun-16	27,761.59	2,391.70	30,153.29	1,046,690.90	2.585
142	25-Jul-16	27,038.07	2,254.75	29,292.82	1,019,652.82	2.585
143	25-Aug-16	26,333.87	2,269.72	28,603.59	993,318.95	2.585
144	25-Sep-16	25,648.45	2,211.10	27,859.55	967,670.50	2.585
145	25-Oct-16	24,981.30	2,084.52	27,065.82	942,689.20	2.585
146	25-Nov-16	24,331.91	2,098.40	26,430.31	918,357.29	2.585
147	25-Dec-16	72,295.92	1,978.29	74,274.21	846,061.37	2.585
148	25-Jan-17	125,041.13	1,883.31	126,924.43	721,020.25	2.585
149	25-Feb-17	121,796.85	1,604.97	123,401.83	599,223.39	2.585
150	25-Mar-17	118,638.73	1,204.77	119,843.51	480,584.66	2.585
151	25-Apr-17	115,564.41	1,069.77	116,634.18	365,020.24	2.585
152	25-May-17	112,571.61	786.31	113,357.93	252,448.63	2.585
153	25-Jun-17	109,658.11	561.94	110,220.05	142,790.53	2.585
154	25-Jul-17	106,821.74	307.59	107,129.33	35,968.79	2.585
155	25-Aug-17	35,968.79	80.07	36,048.85	0	2.585

TERM SHEET
$282,306,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates
Series 2004-W10

August 24, 2004

Argent Securities Inc.

ARGENT
MORTGAGE COMPANY LLC

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Merrill Lynch

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W10

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Notwithstanding anything else to the contrary in these Computational Materials, each addressee hereof (and each employee, representative and other agent of each addressee) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the securities described herein and all materials of any kind (including opinions and other tax analyses) that are provided to each addressee relating to such tax treatment and tax structure. An investor or potential investor in the notes (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

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FICO & Documentation

FICO Score	Full DOC	Limited Doc	Stated	All Docs	WAC	Avg Prin Bal	Current LTV
451-500	0.37%	0.04%	0.00%	0.41%	7.675%	181,594.37	78.56%
500-550	16.24%	1.74%	1.77%	19.74%	7.961%	165,401.68	75.51%
551-600	20.00%	2.21%	5.16%	27.37%	7.326%	171,426.17	77.85%
601-650	16.60%	3.34%	10.70%	30.65%	6.943%	191,178.47	82.78%
651-700	6.92%	1.11%	6.90%	14.93%	6.791%	201,978.71	83.79%
701-750	2.74%	0.25%	2.17%	5.17%	6.458%	211,016.86	79.95%
751-800	1.44%	0.02%	0.27%	1.73%	6.205%	212,253.07	71.76%
Total	64.31%	8.72%	26.97%	100.00%	7.191%	182,428.71	79.79%

LTV & FICO

Current LTV	FICO 450-500	500-550	551-600	601-650	651-700	701-750	751-800	total	Avg Prin Bal	WAC	Gross Margin	Limited Doc	Stated Doc
10.01-20	0.00%	0.02%	0.02%	0.08%	0.01%	0.00%	0.00%	0.12%	188,483.99	6.69563	-	0.00%	62.39%
20.01-30	0.00%	0.02%	0.08%	0.00%	0.00%	0.03%	0.00%	0.13%	163,924.43	6.93739	6.00000	0.00%	0.00%
30.01-40	0.00%	0.03%	0.20%	0.28%	0.03%	0.05%	0.02%	0.60%	125,632.45	6.63297	5.77874	6.62%	25.96%
40.01-50	0.00%	0.30%	0.76%	0.43%	0.28%	0.11%	0.20%	2.08%	155,106.10	6.88379	6.11643	3.76%	19.13%
50.01-60	0.00%	1.08%	2.12%	0.96%	0.45%	0.19%	0.27%	5.07%	181,123.28	6.95531	5.98228	6.95%	21.18%
60.01-70	0.04%	4.26%	4.19%	2.87%	0.69%	0.68%	0.16%	12.90%	187,899.82	7.11885	6.03204	8.32%	14.57%
70.01-80	0.31%	10.06%	8.10%	9.57%	5.77%	2.09%	0.77%	36.66%	184,644.44	6.92910	5.99598	8.80%	18.76%
80.01-90	0.05%	3.89%	9.18%	6.22%	2.61%	0.73%	0.18%	22.86%	171,335.00	7.46670	5.90594	7.17%	26.89%
90.01-100	0.00%	0.09%	2.72%	10.24%	5.08%	1.28%	0.14%	19.57%	195,972.10	7.52354	5.98653	11.83%	52.97%
Total	0.41%	19.74%	27.37%	30.65%	14.93%	5.17%	1.73%	100.00%	182,428.71	7.19112	5.97730	8.72%	26.97%

Prin Balance & FICO

Prin Balance	FICO 450-500	500-550	551-600	601-650	651-700	701-750	751-800	total	Current LTV	WAC	Gross Margin	Limited Doc	Stated Doc
(delete N/A buckets)													
$50,001-$100,000	0.04%	2.59%	3.44%	2.51%	1.01%	0.21%	0.12%	9.91%	78.61%	7.70663	5.98413	5.12%	18.71%
$100,001-$150,000	0.04%	4.14%	5.05%	5.49%	2.25%	0.78%	0.23%	17.99%	79.65%	7.41711	5.99453	7.10%	20.05%
$150,001 - $200,000	0.12%	4.00%	5.14%	5.69%	2.63%	0.99%	0.18%	18.74%	80.13%	7.22907	5.98031	8.71%	22.63%
$200,001 - $250,000	0.14%	2.77%	4.03%	3.70%	1.91%	0.64%	0.21%	13.41%	78.70%	7.12165	5.96858	8.91%	25.68%
$250,001 - $300,000	0.00%	2.46%	3.21%	3.39%	1.74%	0.48%	0.23%	11.51%	78.52%	7.07201	5.94655	8.47%	34.30%
$300,001 - $350,000	0.00%	1.33%	2.23%	2.40%	1.76%	0.84%	0.21%	8.76%	81.43%	7.05396	5.96809	10.19%	31.27%
$350,001 - $400,000	0.00%	0.78%	1.27%	2.80%	0.97%	0.49%	0.18%	6.49%	82.71%	6.87504	5.98795	7.38%	37.92%
$400,001 - $450,000	0.00%	0.55%	1.70%	1.98%	1.22%	0.27%	0.14%	5.86%	83.23%	7.04535	5.98944	9.55%	40.70%
$450,001 - $500,000	0.07%	0.85%	0.62%	1.60%	0.78%	0.07%	0.23%	4.23%	78.64%	6.95840	5.95588	14.44%	45.62%
$500,001 - $550,000	0.00%	0.08%	0.18%	0.17%	0.08%	0.00%	0.00%	0.51%	73.36%	7.11471	6.00000	16.30%	17.18%
$550,001 - $600,000	0.00%	0.09%	0.19%	0.19%	0.46%	0.27%	0.00%	1.20%	76.55%	6.35908	6.00000	23.50%	22.70%
$600,001 - $650,000	0.00%	0.10%	0.10%	0.41%	0.10%	0.00%	0.00%	0.71%	81.02%	6.33474	6.00000	0.00%	0.00%
$650,001 - $700,000	0.00%	0.00%	0.22%	0.11%	0.00%	0.11%	0.00%	0.44%	73.65%	5.81067	6.00000	25.34%	0.00%
$700,001 - $750,000	0.00%	0.00%	0.00%	0.23%	0.00%	0.00%	0.00%	0.23%	69.35%	6.15032	6.00000	50.32%	0.00%
Total	0.41%	19.74%	27.37%	30.65%	14.93%	5.17%	1.73%	100.00%	79.79%	7.19112	5.97730	8.72%	26.97%

Prepayment Penalty & FICO

Prepayment Penalty Ter	FICO 450-500	500-550	551-600	601-650	651-700	701-750	751-800	total	Current LTV	WAC	Gross Margin	Avg Prin Bal	Limited Doc	Stated Doc
0	0.06%	4.50%	6.67%	8.86%	4.46%	1.41%	0.23%	26.20%	82.64%	7.44088	5.96554	187,326.30	8.31%	36.97%
12	0.10%	0.78%	1.61%	1.61%	0.52%	0.42%	0.10%	5.14%	76.70%	7.30502	6.02715	215,809.30	7.86%	23.92%
24	0.20%	9.76%	11.04%	10.40%	5.25%	1.07%	0.27%	37.98%	80.07%	7.29423	5.97503	179,820.15	9.69%	28.89%
36	0.05%	4.70%	8.05%	9.79%	4.70%	2.26%	1.13%	30.68%	77.53%	6.83115	5.98809	177,063.16	8.02%	16.58%
Total	0.41%	19.74%	27.37%	30.65%	14.93%	5.17%	1.73%	100.00%	79.79%	7.19112	5.97730	182,428.71	8.72%	26.97%

Mortg Rates & FICO

Mortg Rates	FICO 450-500	500-550	551-600	601-650	651-700	701-750	751-800	total	Current LTV	WAC	Gross Margin	Avg Prin Bal	Limited Doc	Stated Doc
5.501-6.0%	0.00%	0.60%	2.95%	5.06%	2.74%	1.79%	1.08%	14.22%	71.76%	5.83403	5.97720	233,909.54	8.57%	10.12%
6.001-6.5%	0.07%	1.14%	3.92%	7.18%	4.28%	1.35%	0.25%	18.20%	77.58%	6.31134	5.97341	208,673.86	7.70%	19.58%
6.501-7.0%	0.03%	2.13%	5.27%	6.15%	2.74%	1.20%	0.23%	17.74%	79.60%	6.79237	5.95878	189,854.31	11.44%	25.75%
7.001-7.5%	0.09%	3.17%	3.97%	4.17%	2.50%	0.39%	0.06%	14.36%	82.61%	7.28976	5.93912	176,304.48	7.85%	32.43%
7.501-8.0%	0.08%	4.48%	4.99%	4.44%	1.60%	0.20%	0.09%	15.87%	83.88%	7.78774	5.99459	165,289.08	7.88%	35.09%
8.001-8.5%	0.05%	3.28%	2.89%	1.80%	0.56%	0.17%	0.02%	8.76%	84.02%	8.27188	6.00651	158,209.78	7.31%	38.85%
8.501-9.0%	0.09%	2.44%	1.77%	1.32%	0.42%	0.07%	0.00%	6.12%	83.62%	8.74688	5.97713	144,878.84	10.01%	32.05%
9.001-9.5%	0.00%	0.89%	0.92%	0.39%	0.06%	0.00%	0.00%	2.26%	83.77%	9.25508	6.06441	139,593.62	8.72%	44.56%
9.501-10.0%	0.00%	0.53%	0.50%	0.09%	0.02%	0.00%	0.00%	1.13%	78.88%	9.75780	5.98033	175,800.56	13.89%	36.79%
10.001-10.5%	0.00%	0.39%	0.10%	0.02%	0.00%	0.00%	0.00%	0.52%	74.32%	10.29397	6.23580	141,046.12	4.01%	52.64%
10.501-11.0%	0.00%	0.37%	0.04%	0.02%	0.00%	0.00%	0.00%	0.44%	66.09%	10.82056	5.94780	171,162.60	0.00%	10.46%
11.001-11.5%	0.00%	0.19%	0.02%	0.00%	0.00%	0.00%	0.00%	0.21%	66.58%	11.31957	6.07482	164,566.83	9.19%	26.01%
11.501-12.0%	0.00%	0.07%	0.00%	0.00%	0.02%	0.00%	0.00%	0.08%	52.70%	11.64327	6.08088	104,387.70	19.01%	0.00%
12.001-12.5%	0.00%	0.08%	0.03%	0.00%	0.00%	0.00%	0.00%	0.11%	59.26%	12.18224	6.33436	131,965.52	33.47%	20.76%
Total	0.41%	19.74%	27.37%	30.65%	14.93%	5.17%	1.73%	100.00%	79.79%	7.19112	5.97730	182,428.71	8.72%	26.97%

Mortg Rates & LTV

Mortg Rates	LTV 10-20	21-30	31-40	41-50	51-60	61-70	71-80	81-90	91-100	total	avg FICO	Gross Margin	Avg Prin Bal	Limited Doc	Stated Doc
5.501-6.0%	0.08%	0.03%	0.17%	0.69%	1.55%	3.13%	6.76%	1.47%	0.34%	14.22%	645.03	5.97720	233,909.54	8.57%	10.12%
6.001-6.5%	0.00%	0.04%	0.19%	0.47%	0.86%	2.53%	8.73%	3.16%	2.21%	18.20%	628.99	5.97341	208,673.86	7.70%	19.58%
6.501-7.0%	0.00%	0.00%	0.12%	0.31%	0.83%	2.23%	7.32%	3.73%	3.20%	17.74%	612.82	5.95878	189,854.31	11.44%	25.75%
7.001-7.5%	0.01%	0.00%	0.05%	0.21%	0.49%	1.20%	4.70%	3.74%	3.95%	14.36%	599.45	5.93912	176,304.48	7.85%	32.43%
7.501-8.0%	0.02%	0.04%	0.01%	0.16%	0.57%	1.24%	4.22%	4.38%	5.23%	15.87%	586.50	5.99459	165,289.08	7.88%	35.09%
8.001-8.5%	0.00%	0.00%	0.04%	0.04%	0.22%	0.83%	2.22%	3.13%	2.27%	8.76%	574.71	6.00651	158,209.78	7.31%	38.85%
8.501-9.0%	0.02%	0.02%	0.00%	0.05%	0.26%	0.36%	1.75%	2.08%	1.58%	6.12%	569.53	5.97713	144,878.84	10.01%	32.05%
9.001-9.5%	0.00%	0.00%	0.00%	0.00%	0.03%	0.37%	0.55%	0.66%	0.65%	2.26%	565.14	6.06441	139,593.62	8.72%	44.56%
9.501-10.0%	0.00%	0.00%	0.00%	0.00%	0.08%	0.34%	0.21%	0.40%	0.10%	1.13%	555.00	5.98033	175,800.56	13.89%	36.79%
10.001-10.5%	0.00%	0.00%	0.00%	0.02%	0.03%	0.20%	0.13%	0.10%	0.03%	0.52%	539.79	6.23580	141,046.12	4.01%	52.64%
10.501-11.0%	0.00%	0.00%	0.00%	0.04%	0.08%	0.27%	0.04%	0.01%	0.00%	0.44%	532.72	5.94780	171,162.60	0.00%	10.46%
11.001-11.5%	0.00%	0.00%	0.00%	0.00%	0.06%	0.12%	0.04%	0.00%	0.00%	0.21%	524.63	6.07482	164,566.83	9.19%	26.01%
11.501-12.0%	0.00%	0.00%	0.00%	0.07%	0.00%	0.02%	0.00%	0.00%	0.00%	0.08%	541.10	6.08088	104,387.70	19.01%	0.00%
12.001-12.5%	0.00%	0.00%	0.01%	0.02%	0.02%	0.06%	0.00%	0.00%	0.00%	0.11%	530.39	6.33436	131,965.52	33.47%	20.76%
Total	0.12%	0.13%	0.60%	2.08%	5.07%	12.90%	36.66%	22.86%	19.57%	100.00%	605.47	5.97730	182,428.71	8.72%	26.97%

TERM SHEET
$282,306,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates
Series 2004-W10

August 24, 2004

Argent Securities Inc.

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Merrill Lynch

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Notwithstanding anything else to the contrary in these Computational Materials, each addressee hereof (and each employee, representative and other agent of each addressee) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the securities described herein and all materials of any kind (including opinions and other tax analyses) that are provided to each addressee relating to such tax treatment and tax structure. An investor or potential investor in the notes (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

% Full Doc: 85.30%
Wtd Avg LTV: 73.86%
% Cashout: 79.71%
% 2nd Lien: 0.00%
CA%: 45.39%

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date	Remaining Term to Maturity (months)	Debt-to-Income (%)	Gross Coupon (%)	FICO	OLTV (%)
25.00 or less	4	753,935.97	0.62%	333	37.63	6.696	612	16.64
25.01 - 30.00	1	208,275.42	0.17	358	32.00	5.900	741	26.09
30.01 - 35.00	4	460,417.73	0.38	314	33.13	6.618	628	32.79
35.01 - 40.00	13	1,642,496.63	1.35	332	43.11	6.430	643	37.48
40.01 - 45.00	12	2,378,577.81	1.95	297	36.89	6.013	665	41.75
45.01 - 50.00	25	4,055,374.85	3.33	343	41.00	6.637	648	47.83
50.01 - 55.00	23	3,717,495.80	3.05	321	39.43	6.669	610	52.97
55.01 - 60.00	40	8,530,992.81	7.00	345	35.45	6.395	650	57.70
60.01 - 65.00	54	10,808,676.30	8.87	347	40.19	6.290	634	63.84
65.01 - 70.00	54	11,127,843.96	9.14	354	41.41	6.638	634	68.90
70.01 - 75.00	73	13,891,041.12	11.40	353	41.02	6.668	634	73.71
75.01 - 80.00	150	29,508,897.81	24.23	353	38.26	6.623	649	79.31
80.01 - 85.00	65	12,100,489.97	9.93	344	38.07	6.998	625	83.93
85.01 - 90.00	85	11,115,777.82	9.13	354	40.75	7.649	606	89.49
90.01 - 95.00	81	11,498,364.40	9.44	347	41.26	7.595	635	94.56
Total:	**684**	**121,798,658.40**	**100.00%**	**348**	**39.46**	**6.793**	**636**	**73.86**

FICO Scores at Origination

Range of FICO Scores at Origination	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date	Remaining Term to Maturity (months)	Debt-to-Income (%)	Gross Coupon (%)	FICO	OLTV (%)
500 - 519	23	$3,232,717.08	2.65%	353	40.22	8.221	508	75.23
520 - 539	30	3,501,267.25	2.87	347	36.56	8.371	530	74.70
540 - 559	56	7,858,034.68	6.45	350	37.08	7.569	552	71.58
560 - 579	47	6,154,525.51	5.05	347	38.98	7.436	568	73.12
580 - 599	93	15,568,849.07	12.78	345	39.65	7.067	588	74.59
600 - 619	93	15,533,951.29	12.75	349	41.38	6.860	609	76.16
620 - 639	93	18,400,008.42	15.11	349	40.01	6.601	629	73.69
640 - 659	72	13,259,179.17	10.89	345	36.87	6.671	649	77.14
660 - 679	52	9,882,073.12	8.11	346	38.64	6.576	668	74.55
680 - 699	37	7,239,694.51	5.94	353	42.44	6.410	689	75.31
700 - 719	25	5,787,807.98	4.75	335	41.07	6.159	710	70.92
720 - 739	18	4,031,311.32	3.31	340	43.29	6.134	729	70.42
740 - 759	22	4,914,733.12	4.04	356	36.92	5.914	748	67.95
760 - 779	12	3,569,568.49	2.93	358	38.98	5.943	770	73.31
780 - 799	11	2,864,937.39	2.35	353	38.31	6.197	788	64.12
Total:	**684**	**$121,798,658.40**	**100.00%**	**348**	**39.46**	**6.793**	**636**	**73.86**

TERM SHEET
$282,306,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates
Series 2004-W10

August 24, 2004

Argent Securities Inc.

ARGENT
MORTGAGE COMPANY LLC

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Merrill Lynch

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Notwithstanding anything else to the contrary in these Computational Materials, each addressee hereof (and each employee, representative and other agent of each addressee) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the securities described herein and all materials of any kind (including opinions and other tax analyses) that are provided to each addressee relating to such tax treatment and tax structure. An investor or potential investor in the notes (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Collateral Analysis

FICO Low	FICO High	LTV	Wtd Avg Current Balance	(deal as a whole) Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
500	524	> 65%	167,242.67	8.16	8.11150	0	511.64	41.73	78.07	79.84	11.21	98.37	86.28	8.99	4.73	0.00
525	549	> 65%	164,702.09	8.49	7.76736	0	536.40	40.36	79.05	76.75	11.58	98.72	81.18	9.43	9.39	0.00
550	574	> 65%	168,348.85	11.50	7.51252	0	561.08	39.78	82.13	77.01	11.03	98.65	80.38	6.62	12.99	0.00
575	599	> 70%	173,186.30	9.48	7.40000	0	586.92	39.31	85.40	79.73	9.06	95.58	67.17	10.48	22.35	0.00
600	624	> 70%	188,901.65	13.21	7.10695	0	610.50	38.24	87.15	78.31	9.94	94.93	59.22	11.01	29.77	0.00
625	649	> 70%	196,470.09	12.42	6.99433	0	636.16	38.32	87.08	65.54	11.60	95.92	44.25	10.73	45.02	0.00
650	674	> 80%	209,384.19	4.86	7.23584	0	661.01	39.44	91.92	64.28	8.70	88.11	35.53	9.71	54.76	0.00
675	699	> 80%	199,955.94	3.10	7.06919	0	685.32	39.73	92.88	64.39	14.53	92.67	30.64	6.80	62.56	0.00
700	724	> 80%	192,647.74	1.29	6.95528	0	711.54	40.92	91.79	66.18	12.36	84.49	37.96	0.00	62.04	0.00
725	749	> 85%	221,893.07	0.64	6.92139	0	738.24	36.75	93.81	62.01	10.97	90.27	17.16	0.00	82.84	0.00
750	774	> 85%	136,499.09	0.22	7.31829	0	754.93	34.80	91.95	53.81	37.82	69.53	34.58	9.91	55.51	0.00
775	799	> 85%	131,857.53	0.06	7.27136	0	780.29	31.88	93.51	26.50	0.00	73.50	42.40	0.00	57.60	0.00
800	max	> 85%														

LTV Low	LTV High	DTI	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
60%	64%	> 50%	198,158.01	0.54	6.94475	0	566.42	53.29	61.87	74.24	2.91	95.55	79.09	20.91	0.00	0.00
65%	69%	> 50%	230,123.75	1.29	7.29232	0	594.79	52.95	66.80	88.91	8.31	97.28	71.48	11.42	17.11	0.00
70%	74%	> 50%	220,471.08	0.95	7.35560	0	567.59	53.35	71.90	83.31	13.39	100.00	91.35	8.65	0.00	0.00
75%	79%	> 50%	202,580.60	0.94	7.33188	0	565.92	52.82	75.00	85.13	6.93	100.00	91.32	1.53	7.14	0.00
80%	84%	> 50%	185,172.77	0.18	7.86081	0	523.49	53.16	80.00	85.03	14.97	100.00	57.76	12.74	29.50	0.00
85%	89%	> 50%	368,325.56	0.06	6.55000	0	660.00	54.00	89.16	100.00	0.00	100.00	100.00	0.00	0.00	0.00
90%	94%	> 50%														
95%	99%	> 50%														
100%	max	> 50%														

DTI Low	DTI High	FICO	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
20%	24%	< 525	164,246.60	0.24	7.83928	0	510.81	21.96	80.95	78.97	21.03	100.00	91.46	8.54	0.00	0.00
25%	29%	< 550	121,116.29	0.91	8.19762	0	521.78	26.53	74.73	80.64	9.95	100.00	89.52	8.39	2.09	0.00
30%	34%	< 575	158,223.04	3.75	7.70597	0	541.00	32.09	75.04	79.36	12.27	96.89	78.23	7.20	14.57	0.00
35%	39%	< 600	168,944.82	7.49	7.66489	0	552.65	37.15	77.71	76.71	12.17	97.59	79.34	6.99	13.67	0.00
40%	44%	< 625	172,369.05	11.47	7.37958	0	572.88	42.10	80.21	80.02	10.35	97.73	71.71	8.59	19.70	0.00
45%	49%	< 650	184,727.22	19.80	7.36677	0	577.68	47.13	81.11	76.27	8.91	98.55	68.54	7.45	24.02	0.00
50%	54%	< 675	199,949.37	8.80	7.33668	0	573.16	51.20	75.54	77.92	8.92	99.01	79.55	6.80	13.65	0.00
55%	max	< 700	189,624.94	0.79	7.46326	0	570.30	55.00	66.13	76.53	9.78	100.00	64.93	22.15	12.91	0.00

LIMITED AND STATED DOC

FICO Low	FICO High		Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524		198,204.67	1.30	8.64255	0	509.63	41.04	75.23	81.76	9.71	97.19	0.00	68.66	31.34	0.00	49.25	6.83	6.64
525	549		202,124.07	2.10	8.23035	0	536.99	39.63	73.80	85.33	7.41	98.86	0.00	39.99	60.01	0.00	40.63	10.65	4.59
550	574		170,498.91	3.00	7.79195	0	560.99	37.69	76.36	77.00	8.14	98.61	0.00	30.36	69.64	0.00	36.60	12.02	14.67
575	599		210,117.16	4.24	7.58859	0	586.41	37.75	79.67	84.35	5.62	95.17	0.00	31.13	68.87	0.00	32.28	13.20	10.03
600	624		202,771.29	6.20	7.50975	0	610.82	38.38	86.61	80.36	10.79	95.99	0.00	28.04	71.96	0.00	26.10	12.57	11.88
625	649		217,805.35	7.74	7.25488	0	636.22	38.14	85.46	65.27	9.95	95.99	0.00	20.07	79.93	0.00	25.77	16.93	7.04
650	674		221,469.88	4.89	7.21995	0	660.03	38.65	87.43	66.20	5.89	91.85	0.00	16.03	83.97	0.00	27.62	12.38	13.55
675	699		221,953.04	3.52	6.94401	0	685.99	39.69	87.89	63.49	16.04	98.25	0.00	11.67	88.33	0.00	27.33	16.73	14.01
700	724		196,057.95	1.54	6.85301	0	710.18	39.76	85.68	76.25	9.64	92.63	0.00	9.06	90.94	0.00	24.30	10.19	7.34
725	749		211,156.13	0.88	6.85748	0	735.84	36.69	87.61	68.44	5.16	92.82	0.00	12.88	87.12	0.00	15.58	23.69	15.97
750	774		160,888.19	0.18	7.22166	0	755.69	30.07	90.43	54.16	45.84	57.85	0.00	12.01	87.99	0.00	20.71	0.00	73.53
775	799		187,532.92	0.12	6.62802	0	778.09	36.51	79.41	44.99	0.00	100.00	0.00	0.00	100.00	0.00	44.99	0.00	0.00
800	max																		

IO LOANS

FICO Low	FICO High		Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
525	549		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
550	574		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
575	599		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
600	624		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
625	649		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
650	674		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
675	699		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
700	724		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
725	749		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
750	774		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
775	799		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
800	max		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA

COMPUTATIONAL MATERIALS

TERM SHEET
$[282,306,000] ***(Approximate Offered Certificates)***

Asset-Backed Pass-Through Certificates
Series 2004-W10

August [24], 2004

Argent Securities Inc.

ARGENT MORTGAGE COMPANY LLC

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Merrill Lynch

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything else to the contrary in these Computational Materials, each addressee hereof (and each employee, representative and other agent of each addressee) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the securities described herein and all materials of any kind (including opinions and other tax analyses) that are provided to each addressee relating to such tax treatment and tax structure.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

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Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	2,861	
Aggregate Current Principal Balance:	$472,425,592.47	$59,820.20 to $494,539.31
Average Current Principal Balance:	$165,126.04	
Aggregate Original Principal Balance:	$473,119,223.00	$60,000.00 to $495,000.00
Average Original Principal Balance:	$165,368.48	
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	7.239%	5.550% to 10.400%
Wtd. Avg. Original Term (months):	358	180 to 360
Wtd. Avg. Remaining Term (months):	356	174 to 360
Wtd. Avg. Margin (ARM Loans Only):	5.969%	4.500% to 7.125%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.322%	11.550% to 16.400%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.322%	5.550% to 10.400%
Wtd. Avg. Original LTV:	80.05%	11.76% to 95.00%
Wtd. Avg. Borrower FICO:	604	500 to 797
Geographic Distribution (Top 5):	CA 26.64%	
	FL 10.37%	
	IL 7.29%	
	NY 7.17%	
	TX 3.85%	

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2-yr Fixed/Adjustable Rate	1,800	$294,253,874.57	62.29%	358	39.47	7.337	592	80.76
3-yr Fixed/Adjustable Rate	509	89,229,239.64	18.89	358	38.25	7.273	615	83.46
Fixed Rate	552	88,942,478.26	18.83	347	39.24	6.885	631	74.28
Total:	**2,861**	**$472,425,592.47**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	601	$49,048,350.00	10.37%	352	36.55	7.713	590	79.61
100,000.01 - 150,000.00	832	103,994,015.00	21.98	356	38.51	7.366	601	80.15
150,000.01 - 200,000.00	651	113,654,878.00	24.02	356	38.92	7.228	602	80.40
200,000.01 - 250,000.00	358	80,819,492.00	17.08	357	39.99	7.072	602	78.84
250,000.01 - 300,000.00	245	67,300,852.00	14.22	357	39.83	7.094	603	78.92
300,000.01 - 350,000.00	136	43,433,306.00	9.18	356	41.43	7.002	621	81.46
350,000.01 - 400,000.00	26	9,709,005.00	2.05	358	41.55	7.179	644	88.38
400,000.01 - 450,000.00	10	4,191,825.00	0.89	358	40.84	7.286	622	81.28
450,000.01 - 500,000.00	2	967,500.00	0.20	357	38.30	6.057	591	78.18
Total:	**2,861**	**$473,119,223.00**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

*Based on original balances of the Mortgage Loans.

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	602	$49,070,949.63	10.39%	352	36.58	7.711	590	79.59
100,000.01 - 150,000.00	832	103,888,452.17	21.99	356	38.51	7.367	601	80.18
150,000.01 - 200,000.00	650	113,343,282.28	23.99	356	38.91	7.228	602	80.38
200,000.01 - 250,000.00	358	80,708,685.30	17.08	357	39.99	7.072	602	78.84
250,000.01 - 300,000.00	249	68,400,487.51	14.48	357	39.86	7.080	603	78.62
300,000.01 - 350,000.00	133	42,518,997.29	9.00	356	41.43	7.018	622	82.05
350,000.01 - 400,000.00	25	9,346,439.79	1.98	358	41.54	7.205	641	88.49
400,000.01 - 450,000.00	10	4,185,402.12	0.89	358	40.83	7.286	622	81.28
450,000.01 - 500,000.00	2	962,896.38	0.20	357	38.27	6.058	591	78.18
Total:	**2,861**	**$472,425,592.47**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
121 - 180	30	$3,700,338.83	0.78%	178	35.14	6.918	636	67.10
181 - 240	25	3,888,317.03	0.82	238	38.33	6.752	626	68.41
301 - 360	2,806	464,836,936.61	98.39	358	39.24	7.246	603	80.25
Total:	**2,861**	**$472,425,592.47**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.500 - 5.999	240	$47,523,641.36	10.06%	354	39.30	5.805	646	72.00
6.000 - 6.499	410	75,470,189.74	15.98	355	39.71	6.241	630	76.09
6.500 - 6.999	531	91,303,520.75	19.33	355	38.77	6.722	615	78.37
7.000 - 7.499	413	67,898,957.81	14.37	357	39.06	7.236	601	82.21
7.500 - 7.999	534	83,000,020.55	17.57	357	39.64	7.735	585	83.64
8.000 - 8.499	318	48,396,343.83	10.24	356	39.35	8.213	579	84.22
8.500 - 8.999	263	36,959,635.00	7.82	356	38.21	8.694	568	83.74
9.000 - 9.499	91	12,458,947.65	2.64	357	37.84	9.203	570	84.84
9.500 - 9.999	44	6,957,478.96	1.47	358	40.58	9.703	557	80.65
10.000 - 10.499	17	2,456,856.82	0.52	358	40.99	10.226	546	75.01
Total:	**2,861**	**$472,425,592.47**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
25.00 or less	4	$410,523.27	0.09%	315	26.82	8.068	573	17.86
25.01 - 30.00	4	692,622.13	0.15	358	31.97	6.743	618	27.23
30.01 - 35.00	3	362,510.72	0.08	302	32.08	6.717	648	32.36
35.01 - 40.00	20	2,454,623.72	0.52	328	39.81	6.596	615	37.19
40.01 - 45.00	23	4,052,358.81	0.86	344	37.06	6.597	613	42.28
45.01 - 50.00	41	5,859,710.46	1.24	348	39.06	6.570	610	48.07
50.01 - 55.00	56	9,149,500.30	1.94	345	40.76	6.927	594	52.72
55.01 - 60.00	78	12,841,687.04	2.72	351	38.04	6.965	601	57.96
60.01 - 65.00	147	25,389,517.97	5.37	356	38.91	6.990	590	63.29
65.01 - 70.00	183	31,113,181.33	6.59	357	40.01	7.009	581	68.65
70.01 - 75.00	294	50,476,444.93	10.68	357	39.98	7.225	576	73.93
75.01 - 80.00	781	130,133,048.78	27.55	357	38.70	6.907	608	79.61
80.01 - 85.00	204	33,206,074.84	7.03	353	38.14	7.290	599	84.35
85.01 - 90.00	507	77,048,811.28	16.31	357	39.42	7.706	591	89.71
90.01 - 95.00	516	89,234,976.89	18.89	357	39.71	7.627	637	94.84
Total:	**2,861**	**$472,425,592.47**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
500 - 519	227	$36,152,984.07	7.65%	358	41.90	7.980	509	76.35
520 - 539	257	39,881,503.96	8.44	357	41.43	7.913	530	76.44
540 - 559	322	51,397,554.00	10.88	357	38.86	7.525	551	76.09
560 - 579	300	47,892,506.51	10.14	357	40.01	7.556	568	79.19
580 - 599	327	51,774,507.55	10.96	354	38.58	7.240	589	78.45
600 - 619	381	62,303,561.04	13.19	356	39.14	7.105	609	82.85
620 - 639	344	58,698,282.57	12.42	357	37.70	6.940	630	82.96
640 - 659	256	43,522,609.43	9.21	355	38.58	6.917	649	82.47
660 - 679	159	27,947,762.68	5.92	354	38.16	6.940	668	83.90
680 - 699	118	21,439,555.98	4.54	357	40.03	6.692	689	84.27
700 - 719	70	12,551,005.04	2.66	349	38.50	6.647	710	81.65
720 - 739	38	7,149,355.35	1.51	350	39.09	6.446	730	79.40
740 - 759	39	7,254,561.89	1.54	357	35.19	6.376	748	77.42
760 - 779	10	1,787,976.70	0.38	359	37.87	6.361	768	73.49
780 - 799	13	2,671,865.70	0.57	353	36.73	6.327	787	69.79
Total:	**2,861**	**$472,425,592.47**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

DESCRIPTION OF THE GROUP I COLLATERAL

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
20.00 or less	123	$17,810,454.84	3.77%	352	14.71	7.269	618	78.06
20.01 - 25.00	165	24,496,709.77	5.19	355	23.27	7.332	604	78.93
25.01 - 30.00	267	39,563,301.99	8.37	355	28.22	7.265	605	77.87
30.01 - 35.00	396	62,662,727.38	13.26	356	33.04	7.228	607	78.92
35.01 - 40.00	513	86,492,293.17	18.31	357	38.01	7.199	610	81.19
40.01 - 45.00	610	102,853,322.68	21.77	356	43.10	7.150	613	82.06
45.01 - 50.00	665	115,882,996.47	24.53	356	48.13	7.351	590	82.27
50.01 - 55.00	122	22,663,786.17	4.80	353	52.98	7.093	583	64.97
Total:	**2,861**	**$472,425,592.47**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
California	613	$125,869,935.33	26.64%	355	40.65	6.875	600	73.14
Florida	321	49,002,824.52	10.37	357	38.70	7.315	611	83.70
Illinois	213	34,462,378.41	7.29	357	39.01	7.501	609	83.86
New York	131	33,875,511.43	7.17	356	39.37	7.351	611	79.96
Texas	146	18,171,298.63	3.85	352	38.27	7.656	594	84.15
Massachusetts	81	17,489,788.51	3.70	356	38.63	7.017	608	76.96
Arizona	116	14,632,864.29	3.10	356	37.94	7.328	616	85.84
Nevada	74	13,458,391.39	2.85	357	40.47	7.542	584	78.25
Michigan	98	12,195,282.79	2.58	358	38.97	7.489	577	81.75
Maryland	66	11,911,514.62	2.52	359	37.54	7.486	601	80.49
Ohio	108	11,315,306.20	2.40	358	38.59	7.579	594	87.79
Washington	58	10,487,798.76	2.22	357	39.64	7.177	605	83.20
Minnesota	64	9,887,724.68	2.09	358	37.74	7.262	590	81.74
New Jersey	41	9,368,265.44	1.98	359	38.70	7.453	634	86.55
Connecticut	50	8,391,973.98	1.78	358	38.33	7.615	600	82.85
Pennsylvania	56	8,343,028.51	1.77	348	41.02	7.462	585	80.13
Hawaii	27	7,721,678.12	1.63	358	39.34	6.081	661	72.57
Georgia	53	7,471,537.60	1.58	352	37.43	7.404	611	87.11
Colorado	45	7,151,213.94	1.51	353	39.02	7.000	613	84.70
Utah	46	6,119,330.18	1.30	355	36.33	6.897	626	85.16
Missouri	58	6,080,564.92	1.29	357	38.24	7.737	580	84.71
Rhode Island	33	5,696,926.81	1.21	358	38.38	7.132	603	76.93
Wisconsin	37	4,422,396.83	0.94	359	36.44	7.686	599	81.64
North Carolina	32	4,111,040.91	0.87	358	37.59	7.428	602	82.22
Indiana	38	3,998,962.43	0.85	358	36.88	7.284	604	86.83
Louisiana	34	3,557,063.45	0.75	351	39.07	7.653	584	82.90
Tennessee	28	3,496,219.61	0.74	355	39.67	7.885	582	86.00
Kentucky	23	2,728,853.41	0.58	358	40.33	7.431	591	85.79
Oregon	18	2,577,057.28	0.55	357	43.23	7.292	608	82.31
New Mexico	20	2,447,488.63	0.52	358	36.10	7.471	614	88.67
Alabama	17	1,908,590.34	0.40	347	30.72	7.534	603	90.97
Nebraska	16	1,852,153.69	0.39	358	38.96	7.587	606	88.91
Alaska	10	1,830,451.57	0.39	358	40.69	7.014	609	83.26
South Carolina	20	1,731,824.97	0.37	342	37.25	7.867	580	79.26
Kansas	10	1,425,468.63	0.30	359	39.32	8.256	592	82.52
Mississippi	12	1,281,513.83	0.27	359	37.89	7.322	610	84.62
Oklahoma	11	1,101,894.74	0.23	331	36.61	7.757	609	74.19
New Hampshire	6	1,056,983.11	0.22	357	38.22	7.029	612	79.81
Idaho	8	1,005,641.71	0.21	358	38.90	7.917	579	78.98
Iowa	10	983,311.29	0.21	358	34.48	8.161	567	83.99
Maine	3	478,667.10	0.10	358	32.75	7.459	584	77.05
Delaware	2	339,739.96	0.07	358	29.35	6.654	641	82.67
Arkansas	3	320,719.00	0.07	357	36.57	7.246	558	83.35
Vermont	2	296,711.67	0.06	357	38.05	8.018	567	79.34
South Dakota	2	216,340.25	0.05	359	44.39	6.186	655	84.42
Wyoming	1	151,359.00	0.03	359	54.00	6.350	616	69.82
Total:	**2,861**	**$472,425,592.47**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Owner-Occupied	2,708	$451,621,356.13	95.60%	356	39.56	7.223	602	79.98
Non-Owner Occupied	138	18,680,342.42	3.95	355	30.82	7.647	640	82.00
Second Home	15	2,123,893.92	0.45	359	35.24	7.096	630	78.24
Total:	**2,861**	**$472,425,592.47**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Full Documentation	1,986	$314,437,341.27	66.56%	355	39.62	7.103	593	78.04
Stated Documentation	666	121,722,991.60	25.77	358	38.89	7.557	634	84.78
Limited Documentation	209	36,265,259.60	7.68	358	36.55	7.357	594	81.66
Total:	**2,861**	**$472,425,592.47**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Purchase	993	$158,031,112.34	33.45%	358	38.06	7.404	628	86.77
Refinance-Debt Consolidation No Cash Out**	142	21,078,726.81	4.46	352	39.29	7.109	609	81.66
Refinance-Debt Consolidation Cash Out***	1,726	293,315,753.32	62.09	355	39.80	7.160	590	76.32
Total:	**2,861**	**$472,425,592.47**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

Credit Grade

RISK CATEGORY*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
I	1,905	$314,266,835.39	66.52%	356	39.10	7.054	622	82.09
II	212	34,264,823.09	7.25	358	39.61	7.315	576	78.03
III	238	39,338,342.11	8.33	354	38.23	7.356	571	78.19
IV	231	36,246,190.21	7.67	357	39.37	7.800	568	77.83
V	139	23,211,963.62	4.91	356	39.79	7.817	555	67.71
VI	26	4,859,047.47	1.03	357	43.81	8.533	565	66.98
A+	45	8,077,284.57	1.71	359	38.49	7.502	588	81.12
A	22	4,219,356.80	0.89	359	40.28	7.449	563	77.16
A-	9	1,926,814.54	0.41	358	37.86	7.404	537	76.02
B	15	2,550,022.62	0.54	359	44.01	8.196	550	71.29
C	16	2,804,575.26	0.59	359	41.62	8.716	535	68.87
C-	3	660,336.79	0.14	359	31.53	9.073	530	74.30
Total:	**2,861**	**$472,425,592.47**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

* Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.

DESCRIPTION OF THE GROUP I COLLATERAL

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Single Family Detached	2,128	$342,284,304.84	72.45%	356	39.14	7.204	600	79.55
PUD Detached	282	49,283,685.64	10.43	356	38.43	7.321	603	81.29
Two-to Four-Family	211	47,327,057.23	10.02	356	39.76	7.381	626	82.68
Condominium	166	25,256,571.73	5.35	358	40.23	7.275	610	80.81
Manufactured Housing	62	6,450,930.49	1.37	356	38.72	7.416	613	74.05
PUD Attached	11	1,658,892.37	0.35	358	43.71	6.715	630	81.01
Single Family Attached	1	164,150.17	0.03	358	30.00	8.500	645	95.00
Total:	**2,861**	**$472,425,592.47**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
0	758	$125,893,317.03	26.65%	357	38.36	7.473	608	82.65
12	124	23,760,114.83	5.03	356	39.33	7.260	611	76.36
24	1,121	183,506,703.53	38.84	357	39.70	7.329	593	80.26
36	858	139,265,457.08	29.48	353	39.27	6.906	613	78.06
Total:	**2,861**	**$472,425,592.47**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Conforming	2,861	$472,425,592.47	100.00%	356	39.20	7.239	604	80.05
Total:	**2,861**	**$472,425,592.47**	**100.00%**	**356**	**39.20**	**7.239**	**604**	**80.05**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
11.500 - 11.999	172	$32,429,715.85	8.46%	358	38.82	5.807	626	74.67
12.000 - 12.499	293	54,036,613.95	14.09	358	39.49	6.253	626	77.88
12.500 - 12.999	412	70,896,156.76	18.49	358	38.38	6.730	612	80.20
13.000 - 13.499	350	58,128,487.16	15.16	358	39.45	7.242	598	82.40
13.500 - 13.999	463	73,295,378.15	19.11	358	39.71	7.739	584	84.40
14.000 - 14.499	282	44,028,838.99	11.48	358	39.50	8.211	578	84.29
14.500 - 14.999	214	32,110,960.71	8.37	358	38.55	8.693	566	83.93
15.000 - 15.499	74	11,021,131.82	2.87	358	38.35	9.193	568	84.52
15.500 - 15.999	35	5,400,857.42	1.41	358	40.63	9.698	548	78.83
16.000 - 16.499	14	2,134,973.40	0.56	358	42.22	10.233	539	73.42
Total:	**2,309**	**$383,483,114.21**	**100.00%**	**358**	**39.19**	**7.322**	**597**	**81.39**

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.500 - 5.999	172	$32,429,715.85	8.46%	358	38.82	5.807	626	74.67
6.000 - 6.499	293	54,036,613.95	14.09	358	39.49	6.253	626	77.88
6.500 - 6.999	412	70,896,156.76	18.49	358	38.38	6.730	612	80.20
7.000 - 7.499	350	58,128,487.16	15.16	358	39.45	7.242	598	82.40
7.500 - 7.999	463	73,295,378.15	19.11	358	39.71	7.739	584	84.40
8.000 - 8.499	282	44,028,838.99	11.48	358	39.50	8.211	578	84.29
8.500 - 8.999	214	32,110,960.71	8.37	358	38.55	8.693	566	83.93
9.000 - 9.499	74	11,021,131.82	2.87	358	38.35	9.193	568	84.52
9.500 - 9.999	35	5,400,857.42	1.41	358	40.63	9.698	548	78.83
10.000 - 10.499	14	2,134,973.40	0.56	358	42.22	10.233	539	73.42
Total:	**2,309**	**$383,483,114.21**	**100.00%**	**358**	**39.19**	**7.322**	**597**	**81.39**

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
4.500 - 4.749	90	$15,266,046.80	3.98%	355	39.36	7.354	578	84.33
5.000 - 5.249	1	90,169.99	0.02	359	43.00	6.600	600	95.00
5.500 - 5.749	53	10,237,056.98	2.67	359	39.56	7.566	569	80.12
6.000 - 6.249	1,988	330,653,490.03	86.22	358	39.06	7.279	602	81.46
6.250 - 6.499	1	72,714.17	0.02	358	48.00	8.650	508	80.00
6.500 - 6.749	155	23,285,242.25	6.07	357	40.49	7.558	573	80.84
7.000 - 7.249	21	3,878,393.99	1.01	359	40.20	8.758	540	70.45
Total:	**2,309**	**$383,483,114.21**	**100.00%**	**358**	**39.19**	**7.322**	**597**	**81.39**

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
March 2006	9	$1,183,622.96	0.31%	354	38.52	7.577	538	84.20
April 2006	96	16,219,471.72	4.23	354	40.95	7.385	566	81.87
May 2006	44	6,868,108.76	1.79	356	39.32	7.235	559	76.66
June 2006	98	14,999,847.36	3.91	356	38.28	7.486	585	80.60
July 2006	582	91,946,070.20	23.98	357	39.17	7.321	586	80.19
August 2006	968	162,627,753.57	42.41	359	39.63	7.330	600	81.23
September 2006	3	409,000.00	0.11	360	30.72	7.201	567	45.66
April 2007	27	5,588,516.59	1.46	355	38.13	6.892	591	84.18
May 2007	10	1,855,046.45	0.48	356	42.39	7.164	553	78.52
June 2007	30	4,018,731.02	1.05	357	38.91	7.858	573	82.35
July 2007	115	19,681,002.14	5.13	358	38.34	7.462	622	87.63
August 2007	327	58,085,943.44	15.15	359	38.06	7.208	620	82.21
Total:	**2,309**	**$383,483,114.21**	**100.00%**	**358**	**39.19**	**7.322**	**597**	**81.39**

DESCRIPTION OF THE GROUP I COLLATERAL

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2.000	2,309	$383,483,114.21	100.00%	358	39.19	7.322	597	81.39
Total:	**2,309**	**$383,483,114.21**	**100.00%**	**358**	**39.19**	**7.322**	**597**	**81.39**

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
1.000	2,309	$383,483,114.21	100.00%	358	39.19	7.322	597	81.39
Total:	**2,309**	**$383,483,114.21**	**100.00%**	**358**	**39.19**	**7.322**	**597**	**81.39**

TERM SHEET
$282,306,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates
Series 2004-W10

August 25, 2004

Argent Securities Inc.

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Merrill Lynch

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Notwithstanding anything else to the contrary in these Computational Materials, each addressee hereof (and each employee, representative and other agent of each addressee) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the securities described herein and all materials of any kind (including opinions and other tax analyses) that are provided to each addressee relating to such tax treatment and tax structure. An investor or potential investor in the notes (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Forward			SCENARIO		1	2
			Speed	Pricing Speed	100	100
			Rates		Forward	Forward+100
			Triggers		Fail	Fail
			Cleanup Call		To Maturity	To Maturity
			Default P&I Advance		100% Advance	100% Advance
			Default Severity		45%	45%
			Default Recovery Lag	Months	12	12
			Default Balance		Current Balance	Current Balance
			CPR = CDR + CRR	Capped at prepay		
			CPR = CRR	PSA standard	CPR = CRR	CPR = CRR
Class	Ratings	Initial Bond Size	Sub-ordination			
A	AAA	80.65	19.35	[redacted]	[redacted]	[redacted]
M1	AA+	3.10	16.25	CDR WAL CummLosses		
M2	AA	3.00	13.25	CDR WAL CummLosses		
M3	AA-	1.75	11.50	CDR WAL CummLosses		
M4	A	3.00	8.50	CDR WAL CummLosses		
M5	A-	1.50	7.00	CDR WAL CummLosses		
M6	BBB+	1.25	5.75	CDR WAL CummLosses	9.31 12.74 10.88%	8.11 13.18 9.72%
M7	BBB	1.00	4.75	CDR CummLosses	-	-
M8	BBB-	1.00	3.75	CDR CummLosses	-	-
M9	BB+	1.00	2.75	CDR CummLosses	-	-
OC		2.75	-	[redacted]	[redacted]	[redacted]

TERM SHEET
$282,306,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates
Series 2004-W10

August 25, 2004

Argent Securities Inc.

ARGENT MORTGAGE COMPANY LLC℠

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Merrill Lynch

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Notwithstanding anything else to the contrary in these Computational Materials, each addressee hereof (and each employee, representative and other agent of each addressee) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the securities described herein and all materials of any kind (including opinions and other tax analyses) that are provided to each addressee relating to such tax treatment and tax structure. An investor or potential investor in the notes (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Account	
Deal	ARSI 2004-W10
ML Coverage	Tracey Keegan
Completed	8/25/04 3:06 PM
Completed by	Alan Chan
Comments:	
Bond	M8 BBB-

Internal use only ------ Can NOT be sent out --------- Verbal only

Class	Ratings	Initial Bond Size	Sub-ordination		1	2	3	4	5	6	7	8	9
			SCENARIO		1	2	3	4	5	6	7	8	9
			Rates		Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward
			CPR Speed	HBK	100	100	100	125	125	125	75	75	75
			CDR Speed	HBK	100	125	75	100	125	75	100	125	75
			Default Severity		50%	50%	50%	50%	50%	50%	50%	50%	50%
			Default P&I Advance		100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance
			Default Recovery Lag	Months	6	6	6	6	6	6	6	6	6
			Triggers		Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
			Cleanup Call		To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
			Default Balance		Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance
			CPR = CDR + CRR	Capped at prepay									
			CPR = CRR	PSA standard	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR
A	AAA	80.65	19.35	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
M1	AA	3.10	16.25	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
M2	AA-	3.00	13.25	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
M3	A+	1.75	11.50	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
M4	A	3.00	8.50	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
M5	A-	1.50	7.00	CDR									
				CummLosses									
M6	BBB+	1.25	5.75	Yield									
				DM									
				WAL									
				bond writedown									
				Cum collateral loss									
M6	BBB	1.00	4.75										
M8	BBB-	1.00	3.75	Yield	8.28	8.28	8.30	7.99	8.03	8.01	8.57	8.54	8.59
				DM	370	372	369	375	377	374	365	366	364
				WAL	8.91	8.70	9.18	6.81	6.88	6.97	12.01	11.59	12.44
				bond writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)
				Cum collateral loss	36,156,166.31 (4.52%)	44,158,168.13 (5.52%)	27,767,413.90 (3.47%)	25,487,523.12 (3.31%)	32,526,642.59 (4.07%)	20,228,046.44 (2.53%)	50,344,963.43 (6.29%)	61,044,160.38 (7.63%)	38,955,872.55 (4.87%)
M9	BB+	1.00	2.75	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
OC		2.75	-		-	-	-	-	-	-	-	-	-

Internal use only ------ Can NOT be sent out --------- Verbal only

Account	
Deal	ARSI 2004-W10
ML Coverage	Tracey Keegan
Completed	8/25/04 3:06 PM
Completed by	Alan Chan
Comments:	
Bond	M8 BBB-

			SCENARIO	10	11	12	13	14	15	16	17	18
			Rates	ward + 200 over 12 mont	ward + 200 over 12 mont	ward + 200 over 12 mont	ward + 200 over 12 mont	ward + 200 over 12 mont	ward + 200 over 12 mont	ward + 200 over 12 mont	ward + 200 over 12 mont	Forward + 200 over 12 months
			CPR Speed	100	100	100	125	125	125	75	75	75
			CDR Speed	100	125	75	100	125	75	100	125	75
			Default Severity	50%	50%	50%	50%	50%	50%	50%	50%	50%
			Default P&I Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance
			Default Recovery Lag	6	6	6	6	6	6	6	6	6
			Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
			Cleanup Call	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
			Default Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance
			CPR = CDR + CRR									
			CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR
Class	Ratings	Initial Bond Size	Sub-ordination									
A	AAA	80.65	19.35									
M1	AA	3.10	16.25									
M2	AA-	3.00	13.25									
M3	A+	1.75	11.50									
M4	A	3.00	8.50									
M5	A-	1.50	7.00									
M6	BBB+	1.25	5.75									
M6	BBB	1.00	4.75									
M8	BBB-	1.00	3.75	9.69 316 9.39 0.00 (0.00%) 36,194,834.09 (4.52%)	9.77 302 11.11 0.00 (0.00%) 44,202,946.12 (5.53%)	9.65 319 9.20 0.00 (0.00%) 27,798,726.85 (3.47%)	9.35 314 7.38 0.00 (0.00%) 28,503,522.89 (3.31%)	9.40 304 8.13 0.00 (0.00%) 32,545,342.56 (4.07%)	9.31 320 6.99 0.00 (0.00%) 20,240,880.78 (2.53%)	9.95 318 12.05 0.00 (0.00%) 50,437,323.07 (6.30%)	9.65 268 15.50 0.00 (0.00%) 61,149,778.13 (7.64%)	9.95 316 12.48 0.00 (0.00%) 39,031,637.54 (4.88%)
M9	BB+	1.00	2.75	-	-	-	-	-	-	-	-	-
OC		2.75	-	-	-	-	-	-	-	-	-	-

Account
Deal ARSI 2004-W10
ML Coverage Tracey Keegan
Completed 8/25/04 3:06 PM
Completed by Alan Chan
Comments:
Bond M8 BBB-

			SCENARIO	19	20	21	22	23	24	25	26	27
			Rates	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200
			CPR Speed	100	100	100	125	125	125	75	75	75
			CDR Speed	100	125	75	100	125	75	100	125	75
			Default Severity	50%	50%	50%	50%	50%	50%	50%	50%	50%
			Default P&I Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance
			Default Recovery Lag	6	6	6	6	6	6	6	6	6
			Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
			Cleanup Call	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
			Default Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance
			CPR = CDR + CRR									
			CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR
Class	Ratings	Initial Bond Size	Sub-ordination									
A	AAA	80.65	19.35								-	-
M1	AA	3.10	16.25								-	-
M2	AA-	3.00	13.25								-	-
M3	A+	1.75	11.50								-	-
M4	A	3.00	8.50								-	-
M5	A-	1.50	7.00									
M6	BBB+	1.25	5.75									
M6	BBB	1.00	4.75									
M8	BBB-	1.00	3.75	9.80 316 9.39 0.00 (0.00%) 36,194,832.27 (4.52%)	9.88 302 11.11 0.00 (0.00%) 44,202,843.98 (5.53%)	9.77 319 9.20 0.00 (0.00%) 27,798,725.39 (3.47%)	9.49 314 7.38 0.00 (0.00%) 26,503,522.06 (3.31%)	9.52 304 8.13 0.00 (0.00%) 32,545,341.58 (4.07%)	9.45 320 6.99 0.00 (0.00%) 20,240,880.11 (2.53%)	10.05 318 12.05 0.00 (0.00%) 50,437,319.44 (6.30%)	9.74 268 15.50 0.00 (0.00%) 61,149,773.90 (7.64%)	10.05 316 12.48 0.00 (0.00%) 39,031,534.62 (4.88%)
M9	BB+	1.00	2.75	-	-	-	-	-	-	-	-	-
OC		2.75	-	-	-	-	-	-	-	-	-	-

TERM SHEET
$282,306,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates
Series 2004-W10

August 25, 2004

Argent Securities Inc.

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Notwithstanding anything else to the contrary in these Computational Materials, each addressee hereof (and each employee, representative and other agent of each addressee) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the securities described herein and all materials of any kind (including opinions and other tax analyses) that are provided to each addressee relating to such tax treatment and tax structure. An investor or potential investor in the notes (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

ARSI 2004-W10
Class M-7

NO PREPAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	bp	200 bp
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 40%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	12.85%	11.00%	6.08%
CDR - Yield Break	13.406	10.940	5.376
% Cum Loss 1st $ Principal Loss	12.85%	11.00%	8.46%
CDR - 1st $ Principal Loss	13.405	10.938	7.910
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please		
Recovery Delay: 12 months			
% Cum Loss Yield Break	26.46%	22.57%	12.37%
CDR - Yield Break	22.033	18.030	8.937
% Cum Loss 1st $ Principal Loss	26.46%	22.57%	17.20%
CDR - 1st $ Principal Loss	22.031	18.027	13.035
Loss Severity: 60%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	13.61%	11.57%	6.29%
CDR - Yield Break	8.627	7.090	3.561
% Cum Loss 1st $ Principal Loss	13.61%	11.57%	8.74%
CDR - 1st $ Principal Loss	8.626	7.089	5.125
Loss Severity: 40%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	11.37%	9.59%	5.21%
CDR - Yield Break	11.435	9.208	4.520
% Cum Loss 1st $ Principal Loss	11.37%	9.59%	7.25%
CDR - 1st $ Principal Loss	11.434	9.208	6.584
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please		
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	23.83%	20.05%	10.85%
CDR - Yield Break	19.192	15.509	7.681
% Cum Loss 1st $ Principal Loss	23.83%	20.05%	15.07%
CDR - 1st $ Principal Loss	19.190	15.508	11.105
Loss Severity: 60%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	12.46%	10.46%	5.64%
CDR - Yield Break	7.757	6.301	3.161
% Cum Loss 1st $ Principal Loss	12.46%	10.46%	7.82%
CDR - 1st $ Principal Loss	7.756	6.300	4.521

PREPAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	bp	200 bp
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	8.86%	11.34%	11.83%
CDR - Yield Break	12.134	8.604	4.721
% Cum Loss 1st $ Principal Loss	8.97%	11.34%	13.62%
CDR - 1st $ Principal Loss	12.309	8.603	5.658
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	8.09%	10.08%	10.32%
CDR - Yield Break	10.991	7.467	3.987
% Cum Loss 1st $ Principal Loss	8.09%	10.07%	11.80%
CDR - 1st $ Principal Loss	10.990	7.466	4.705

ARSI 2004-W10
Class M-8

NO PREPAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	bp	200 bp
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 40%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	11.51%	9.03%	0.00%
CDR - Yield Break	11.613	8.559	0.000
% Cum Loss 1st $ Principal Loss	11.88%	10.03%	7.42%
CDR - 1st $ Principal Loss	12.092	9.735	6.767
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please		
Recovery Delay: 12 months			
% Cum Loss Yield Break	23.56%	18.20%	0.00%
CDR - Yield Break	19.065	13.979	0.000
% Cum Loss 1st $ Principal Loss	24.48%	20.56%	15.09%
CDR - 1st $ Principal Loss	19.952	16.087	11.193
Loss Severity: 60%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	12.05%	9.17%	0.00%
CDR - Yield Break	7.452	5.420	0.000
% Cum Loss 1st $ Principal Loss	12.60%	10.53%	7.67%
CDR - 1st $ Principal Loss	7.860	6.352	4.426
Loss Severity: 40%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	10.14%	7.78%	0.00%
CDR - Yield Break	9.888	7.164	0.000
% Cum Loss 1st $ Principal Loss	10.53%	8.73%	6.35%
CDR - 1st $ Principal Loss	10.369	8.212	5.647
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please		
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	21.14%	16.07%	0.00%
CDR - Yield Break	16.584	11.998	0.000
% Cum Loss 1st $ Principal Loss	22.06%	18.23%	13.20%
CDR - 1st $ Principal Loss	17.443	13.851	9.556
Loss Severity: 60%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	11.00%	8.29%	0.00%
CDR - Yield Break	6.696	4.834	0.000
% Cum Loss 1st $ Principal Loss	11.53%	9.50%	6.85%
CDR - 1st $ Principal Loss	7.074	5.639	3.909

PREPAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	bp	200 bp
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	7.73%	9.08%	0.00%
CDR - Yield Break	10.449	6.607	0.000
% Cum Loss 1st $ Principal Loss	7.72%	10.33%	0.00%
CDR - 1st $ Principal Loss	10.441	7.689	0.000
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	7.05%	8.00%	0.00%
CDR - Yield Break	9.462	5.706	0.000
% Cum Loss 1st $ Principal Loss	7.05%	9.17%	0.00%
CDR - 1st $ Principal Loss	9.455	6.684	0.000

TERM SHEET
$282,306,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates Series 2004-W10

August 25, 2004

Argent Securities Inc.

ARGENT MORTGAGE COMPANY LLC℠

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Merrill Lynch

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Notwithstanding anything else to the contrary in these Computational Materials, each addressee hereof (and each employee, representative and other agent of each addressee) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the securities described herein and all materials of any kind (including opinions and other tax analyses) that are provided to each addressee relating to such tax treatment and tax structure. An investor or potential investor in the notes (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Class	Ratings	Initial Bond Size	Sub-ordination		1	2	3	4	5	6	7	8	9	10	11	12
			SCENARIO		1	2	3	4	5	6	7	8	9	10	11	12
			Speed	Pricing Speed	75% Rabo Curves	100% Rabo Curves	135% Rabo Curves	75% Rabo Curves	100% Rabo Curves	135% Rabo Curves	75% Rabo Curves	100% Rabo Curves	135% Rabo Curves	75% Rabo Curves	100% Rabo Curves	135% Rabo Curves
			Rates		Forward	Forward	Forward	Forward	Forward	Forward	Static for 12 mo/spike 400	Static for 12 mo/spike 400	Static for 12 mo/spike 400	Static for 12 mo/spike 400	Static for 12 mo/spike 400	Static for 12 mo/spike 400
			Triggers		Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
			Cleanup Call		To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
			Default P&I Advance		100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance
			Default Severity		40%	40%	40%	65%	65%	65%	40%	40%	40%	65%	65%	65%
			Default Recovery Lag	Months	12 months	12 months	12 months	12 months	12 months	12 months	12 months	12 months	12 months	12 months	12 months	12 months
			Default Balance		Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance
			CPR = CDR + CRR	Capped at prepay												
			CPR = CRR	PSA standard	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR
A	AAA	80.65	19.35	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
M1	AA+	3.10	16.25	CDR												
				WAL												
				CummLosses												
M2	AA	3.00	13.25	CDR												
				WAL												
				CummLosses												
M3	AA-	1.75	11.50	CDR												
				WAL												
				CummLosses												
M4	A	3.00	8.50	CDR												
				WAL												
				CummLosses												
M5	A-	1.50	7.00	CDR												
				WAL												
				CummLosses												
M6	BBB+	1.25	5.75	CDR	15.43	15.61	15.93	9.15	9.26	9.45	15.34	15.51	15.83	9.10	9.21	9.39
				WAL	13.44	11.13	8.74	15.89	12.83	9.78	13.45	11.15	8.76	15.92	12.85	9.80
				CummLosses	17.26%	14.59%	11.97%	19.50%	15.91%	12.59%	17.20%	14.52%	11.91%	19.43%	15.83%	12.53%
M7	BBB	1.00	4.75	CDR	-	-	-	-	-	-	-	-	-	-	-	-
				CummLosses												
M8	BBB-	1.00	3.75	CDR	-	-	-	-	-	-	-	-	-	-	-	-
				CummLosses												
M9	BB+	1.00	2.75	CDR	-	-	-	-	-	-	-	-	-	-	-	-
				CummLosses												
OC		2.75	-	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]

TERM SHEET
$282,306,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates
Series 2004-W10

August 25, 2004

Argent Securities Inc.

ARGENT MORTGAGE COMPANY LLC℠

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Merrill Lynch

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Notwithstanding anything else to the contrary in these Computational Materials, each addressee hereof (and each employee, representative and other agent of each addressee) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the securities described herein and all materials of any kind (including opinions and other tax analyses) that are provided to each addressee relating to such tax treatment and tax structure. An investor or potential investor in the notes (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Forward			SCENARIO		1	2	3	4	5	6
			Speed	Pricing Speed	100% WAMCO speeds	100% WAMCO speeds	100% WAMCO speeds	100% WAMCO speeds	100% WAMCO speeds	100% WAMCO speeds
			Rates		Forward	Forward+100	Forward	Forward+100	Forward	Forward+100
			Triggers		Pass	Pass	Pass	Pass	Pass	Pass
			Cleanup Call		To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
			Default P&I Advance		100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance
			Default Severity		50%/ 40%	50%/ 40%	50%/ 40%	50%/ 40%	50%/ 40%	50%/ 40%
			Default Recovery Lag	Months	12 months	12 months	12 months	12 months	12 months	12 months
			Default Balance		Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance
			CPR = CDR + CRR	Capped at prepay						
			CPR = CRR	PSA standard	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR
Class	Ratings	Initial Bond Size	Sub-ordination							
A	AAA	80.65	19.35	[redacted]						
M1	AA+	3.10	16.25	% of WAMCO curves Yield WAL CummLosses						
M2	AA	3.00	13.25	% of WAMCO curves Yield WAL CummLosses						
M3	AA-	1.75	11.50	% of WAMCO curves Yield WAL CummLosses						
M4	A	3.00	8.50	% of WAMCO curves Yield WAL CummLosses						
M5	A-	1.50	7.00	% of WAMCO curves Yield WAL CummLosses						
M6	BBB+	1.25	5.75	% of WAMCO curves Yield WAL CummLosses	200.23 5.85 6.47 8.91%	181.47 6.67 6.73 8.22%	240.28 -4.05 6.57 10.30%	217.76 -2.02 7.24 9.53%	300.35 -36.68 4.84 12.22%	272.21 -34.31 4.76 11.35%
M7	BBB	1.00	4.75	% of WAMCO curves Yield WAL CummLosses	174.92 5.93 6.53 7.97%	156.86 6.74 6.82 7.27%	209.90 -5.52 6.10 9.25%	188.23 -3.30 6.43 8.47%	262.38 -36.98 4.80 11.03%	235.29 -34.42 4.73 10.14%
M8	BBB-	1.00	3.75	% of WAMCO curves Yield WAL CummLosses	151.41 7.36 6.25 7.05%	133.42 8.12 6.39 6.33%	181.69 -3.27 6.20 8.22%	160.10 -1.16 6.74 7.40%	227.12 -29.18 4.80 9.86%	200.13 -28.86 4.90 8.91%
M9	BB+	1.00	2.75	CDR CummLosses	-	-	-	-	-	-
OC		2.75	-							

TERM SHEET
$282,306,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates Series 2004-W10

August 25, 2004

Argent Securities Inc.

ARGENT MORTGAGE COMPANY LLC[SM]

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Merrill Lynch

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Notwithstanding anything else to the contrary in these Computational Materials, each addressee hereof (and each employee, representative and other agent of each addressee) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the securities described herein and all materials of any kind (including opinions and other tax analyses) that are provided to each addressee relating to such tax treatment and tax structure. An investor or potential investor in the notes (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Class	Ratings	Initial Bond Size	SCENARIO / Sub-ordination		1	2	3	4	5	6
			Speed	Pricing Speed	100% pricing	100% pricing	100% pricing	100% pricing	100% pricing	100% pricing
			Rates		Forward	Forward	Forward	Static	Static	Static
			Triggers		Fail	Fail	Fail	Fail	Fail	Fail
			Cleanup Call		To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
			Default P&I Advance		100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance
			Default Severity		35%	45%	55%	35%	45%	55%
			Default Recovery Lag	Months	0 months	0 months	0 months	0 months	0 months	0 months
			Default Balance		Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance
			CPR = CDR + CRR	Capped at prepay						
			CPR = CRR	PSA standard	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR
Class	Ratings	Initial Bond Size	Sub-ordination							
A	AAA	80.65	19.35	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
M1	AA+	3.10	16.25	CDR	35.62	25.25	19.52	38.75	27.87	21.73
				CummLosses	21.31%	22.40%	23.15%	22.28%	23.77%	24.83%
M2	AA	3.00	13.25	CDR	28.92	20.98	16.43	32.10	23.59	18.63
				CummLosses	18.92%	19.88%	20.53%	20.09%	21.43%	22.39%
M3	AA-	1.75	11.50	CDR	25.44	18.67	14.73	28.63	21.28	16.92
				CummLosses	17.50%	18.37%	18.97%	18.79%	20.04%	20.93%
M4	A	3.00	8.50	CDR	20.04	14.98	11.95	23.23	17.57	14.12
				CummLosses	15.00%	15.72%	16.21%	16.51%	17.59%	18.35%
M5	A-	1.50	7.00	CDR	17.59	13.26	10.64	20.77	15.83	12.79
				CummLosses	13.71%	14.36%	14.80%	15.34%	16.33%	17.04%
M6	BBB+	1.25	5.75	CDR	15.65	11.88	9.57	18.80	14.42	11.69
				CummLosses	12.62%	13.20%	13.60%	14.34%	15.25%	15.90%
M7	BBB	1.00	4.75	CDR	14.19	10.84	8.76	17.26	13.30	10.82
				CummLosses	11.75%	12.29%	12.66%	13.51%	14.36%	14.96%
M8	BBB-	1.00	3.75	CDR	12.91	9.92	8.06	15.76	12.21	9.96
				CummLosses	10.94%	11.45%	11.81%	12.66%	13.45%	14.01%
M9	BB+	1.00	2.75	CDR	11.99	9.29	7.57	14.68	11.44	9.36
				CummLosses	10.34%	10.86%	11.21%	12.02%	12.79%	13.32%
OC		2.75	-	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]

	Forward Curves			Forward Curves			Forward Curves	
	1ML	6ML		1ML	6ML		1ML	6ML
1	1.6147%	1.9366%	41	4.5549%	4.7131%	81	5.8388%	5.9644%
2	1.7637%	2.0448%	42	4.6089%	4.7552%	82	5.8604%	5.9854%
3	1.9146%	2.1483%	43	4.6539%	4.7986%	83	5.8796%	6.0064%
4	2.0275%	2.2369%	44	4.6814%	4.8375%	84	5.9025%	6.0245%
5	2.0918%	2.3333%	45	4.7334%	4.8771%	85	5.9246%	6.0430%
6	2.1843%	2.4178%	46	4.7769%	4.9211%	86	5.9375%	6.0614%
7	2.2741%	2.5080%	47	4.8031%	4.9540%	87	5.9584%	6.0797%
8	2.3504%	2.5983%	48	4.8508%	4.9943%	88	5.9790%	6.0985%
9	2.4439%	2.6903%	49	4.8913%	5.0314%	89	5.9946%	6.1189%
10	2.5327%	2.7806%	50	4.9158%	5.0643%	90	6.0125%	6.1363%
11	2.6257%	2.8758%	51	4.9597%	5.1000%	91	6.0317%	6.1561%
12	2.7177%	2.9696%	52	4.9983%	5.1361%	92	6.0495%	6.1771%
13	2.8102%	3.0637%	53	5.0298%	5.1689%	93	6.0660%	6.1936%
14	2.9079%	3.1611%	54	5.0723%	5.2072%	94	6.0863%	6.2135%
15	2.9932%	3.2414%	55	5.1025%	5.2391%	95	6.1091%	6.2301%
16	3.0906%	3.3309%	56	5.1226%	5.2735%	96	6.1260%	6.2458%
17	3.2018%	3.4200%	57	5.1629%	5.3103%	97	6.1423%	6.2630%
18	3.2845%	3.4853%	58	5.2009%	5.3467%	98	6.1547%	6.2766%
19	3.3583%	3.5569%	59	5.2333%	5.3770%	99	6.1725%	6.2920%
20	3.4164%	3.6257%	60	5.2705%	5.4111%	100	6.1878%	6.3092%
21	3.5003%	3.6885%	61	5.3042%	5.4428%	101	6.2059%	6.3223%
22	3.5799%	3.7506%	62	5.3321%	5.4721%	102	6.2215%	6.3374%
23	3.6236%	3.8142%	63	5.3685%	5.5055%	103	6.2329%	6.3542%
24	3.6965%	3.8704%	64	5.3974%	5.5335%	104	6.2465%	6.3696%
25	3.7680%	3.9321%	65	5.4276%	5.5638%	105	6.2588%	6.3842%
26	3.7977%	3.9868%	66	5.4611%	5.5945%	106	6.2742%	6.4007%
27	3.8672%	4.0411%	67	5.4874%	5.6219%	107	6.2960%	6.4146%
28	3.9345%	4.0966%	68	5.5131%	5.6506%	108	6.3104%	6.4308%
29	3.9787%	4.1545%	69	5.5438%	5.6805%	109	6.3231%	6.4472%
30	4.0453%	4.2037%	70	5.5713%	5.7070%	110	6.3369%	6.4587%
31	4.1036%	4.2603%	71	5.5986%	5.7361%	111	6.3494%	6.4723%
32	4.1340%	4.3073%	72	5.6284%	5.7616%	112	6.3647%	6.4864%
33	4.1926%	4.3496%	73	5.6541%	5.7857%	113	6.3878%	6.4966%
34	4.2512%	4.3958%	74	5.6791%	5.8081%	114	6.3983%	6.5039%
35	4.2849%	4.4392%	75	5.7079%	5.8327%	115	6.4055%	6.5123%
36	4.3423%	4.4829%	76	5.7318%	5.8542%	116	6.4131%	6.3972%
37	4.3920%	4.5296%	77	5.7521%	5.8793%	117	6.4239%	6.3972%
38	4.3981%	4.5715%	78	5.7758%	5.8998%	118	6.4304%	6.3972%
39	4.4549%	4.6199%	79	5.7961%	5.9211%	119	6.4333%	6.3972%
40	4.5084%	4.6711%	80	5.8152%	5.9450%	120	6.4428%	6.3972%
						121	6.4428%	6.3972%

TERM SHEET
$282,306,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates
Series 2004-W10

August 25, 2004

Argent Securities Inc.

ARGENT
MORTGAGE COMPANY LLC℠

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Merrill Lynch

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Notwithstanding anything else to the contrary in these Computational Materials, each addressee hereof (and each employee, representative and other agent of each addressee) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the securities described herein and all materials of any kind (including opinions and other tax analyses) that are provided to each addressee relating to such tax treatment and tax structure. An investor or potential investor in the notes (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Forward			SCENARIO		1	2	3	4	5	6	7	8	9
			Speed	Pricing Speed	50	75	100	50	75	100	50	75	100
			Rates		Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward	Forward
			Triggers		Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
			Cleanup Call		To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
			Default P&I Advance		100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance
			Default Severity		30%	30%	30%	40%	40%	40%	50%	50%	50%
			Default Recovery Lag	Months	12	12	12	12	12	12	12	12	12
			Default Balance		Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance
			CPR = CDR + CRR	Capped at prepay									
			CPR = CRR	PSA standard	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR
Class	Ratings	Initial Bond Size	Sub-ordination										
A	AAA	80.65	19.35	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
M1	AA+	3.10	16.25	CDR	32.45	36.36	40.18	20.59	23.37	26.21	15.04	17.16	18.39
				WAL	8.52	6.87	5.73	11.52	8.96	7.24	13.61	10.35	8.22
				CummLosses	21.93%	20.45%	18.47%	24.25%	21.87%	20.38%	25.87%	22.81%	20.95%
M2	AA	3.00	13.25	CDR	25.66	28.41	31.24	17.05	19.02	21.09	12.74	14.26	15.88
				WAL	10.20	8.17	6.74	12.98	10.06	8.10	14.90	11.34	8.99
				CummLosses	20.03%	18.19%	16.97%	22.12%	19.43%	17.73%	23.57%	20.25%	18.22%
M3	AA-	1.75	11.50	CDR	22.37	24.50	26.76	15.21	16.73	18.38	11.50	12.88	13.97
				WAL	12.45	9.93	8.17	15.37	11.95	9.81	17.34	13.29	10.56
				CummLosses	18.89%	16.83%	15.48%	20.83%	17.96%	16.16%	22.17%	18.70%	16.59%
M4	A	3.00	8.50	CDR	17.54	18.70	20.01	12.33	13.16	14.12	9.49	10.14	10.89
				WAL	12.89	10.25	8.38	15.21	11.80	9.45	16.78	12.81	10.15
				CummLosses	16.83%	14.43%	12.84%	18.49%	15.35%	13.37%	19.63%	15.95%	13.71%
M5	A-	1.50	7.00	CDR	15.43	16.16	17.03	11.01	11.52	12.16	8.54	8.94	9.45
				WAL	15.78	12.57	10.29	18.21	14.22	11.45	19.79	15.31	12.20
				CummLosses	15.74%	13.18%	11.49%	17.26%	14.00%	11.95%	18.30%	14.53%	12.24%
M6	BBB+	1.25	5.75	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
M7	BBB	1.00	4.75	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
M8	BBB-	1.00	3.75	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
M9	BB+	1.00	2.75	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
OC		2.75	-	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]

Forward + 200			SCENARIO		1	2	3	4	5	6	7	8	9
			Speed	Pricing Speed	50	75	100	50	75	100	50	75	100
			Rates		Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200	Forward + 200
			Triggers		Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
			Cleanup Call		To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
			Default P&I Advance		100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance
			Default Severity		30%	30%	30%	40%	40%	40%	50%	50%	50%
			Default Recovery Lag	Months	12	12	12	12	12	12	12	12	12
			Default Balance		Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance
			CPR = CDR + CRR	Capped at prepay									
			CPR = CRR	PSA standard	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR
Class	Ratings	Initial Bond Size	Subordination										
A	AAA	80.65	19.35	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
M1	AA+	3.10	16.25	CDR	25.58	29.86	34.17	16.25	19.18	22.24	11.88	14.09	16.45
				WAL	10.09	7.82	6.33	13.14	9.89	7.80	15.15	11.22	8.75
				CummLosses	20.02%	18.65%	17.85%	21.61%	19.54%	18.37%	22.65%	20.11%	18.69%
M2	AA	3.00	13.25	CDR	19.73	22.69	25.83	13.13	15.18	17.42	9.82	11.39	13.12
				WAL	12.03	9.26	7.43	14.76	11.09	8.73	16.54	12.28	9.56
				CummLosses	17.85%	16.14%	15.15%	19.21%	16.90%	15.57%	20.11%	17.37%	15.83%
M3	AA-	1.75	11.50	CDR	16.88	19.16	21.66	11.48	13.09	14.88	8.69	9.92	11.31
				WAL	14.64	11.28	9.02	17.42	13.18	10.39	19.18	14.40	11.28
				CummLosses	16.52%	14.65%	13.54%	17.75%	15.31%	13.91%	18.55%	15.72%	14.13%
M4	A	3.00	8.50	CDR	12.68	13.95	15.45	8.92	9.84	10.92	6.87	7.58	8.44
				WAL	15.10	11.60	9.25	17.20	13.01	10.22	18.53	13.90	10.84
				CummLosses	14.12%	11.99%	10.72%	15.10%	12.50%	11.00%	15.74%	12.81%	11.16%
M5	A-	1.50	7.00	CDR	10.88	11.72	12.76	7.76	8.38	9.14	6.02	6.52	7.11
				WAL	18.39	14.28	11.39	20.47	15.70	12.41	21.72	16.61	13.05
				CummLosses	12.88%	10.64%	9.30%	13.73%	11.08%	9.53%	14.28%	11.35%	9.68%
M6	BBB+	1.25	5.75	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
M7	BBB	1.00	4.75	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
M8	BBB-	1.00	3.75	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
M9	BB+	1.00	2.75	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
OC		2.75	-	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]

Static			SCENARIO		1	2	3	4	5	6	7	8	9
			Speed	Pricing Speed	50	75	100	50	75	100	50	75	100
			Rates		Static	Static	Static	Static	Static	Static	Static	Static	Static
			Triggers		Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
			Cleanup Call		To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
			Default P&I Advance		100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance
			Default Severity		30%	30%	30%	40%	40%	40%	50%	50%	50%
			Default Recovery Lag	Months	12	12	12	12	12	12	12	12	12
			Default Balance		Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance
			CPR = CDR + CRR	Capped at prepay									
			CPR = CRR	PSA standard	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR
Class	Ratings	Initial Bond Size	Sub-ordination										
A	AAA	80.65	19.35	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
M1	AA+	3.10	16.25	CDR	38.03	41.46	44.80	24.39	26.93	29.51	17.92	19.90	21.93
				WAL	7.50	6.25	5.32	10.33	8.27	6.83	12.36	9.67	7.84
				CummLosses	23.13%	21.63%	20.57%	26.07%	23.56%	21.86%	28.23%	24.89%	22.72%
M2	AA	3.00	13.25	CDR	30.68	33.12	35.60	20.58	22.37	24.23	15.48	16.86	18.33
				WAL	8.97	7.41	6.26	11.63	9.29	7.64	13.52	10.59	8.56
				CummLosses	21.45%	19.57%	18.25%	24.16%	21.30%	19.38%	26.14%	22.50%	20.13%
M3	AA-	1.75	11.50	CDR	27.11	29.00	30.96	18.60	19.98	21.44	14.15	15.22	16.37
				WAL	10.92	9.00	7.57	13.75	11.01	9.04	15.75	12.39	10.04
				CummLosses	20.44%	18.35%	16.86%	23.00%	19.98%	17.90%	24.87%	21.07%	18.59%
M4	A	3.00	8.50	CDR	21.88	22.88	23.98	15.51	16.24	17.04	12.01	12.58	13.21
				WAL	11.31	9.28	7.77	13.61	10.87	8.90	15.22	11.95	9.66
				CummLosses	18.64%	16.18%	14.44%	20.94%	17.57%	15.30%	22.60%	18.53%	15.87%
M5	A-	1.50	7.00	CDR	19.61	20.20	20.88	14.10	14.53	15.02	11.01	11.34	11.73
				WAL	13.82	11.35	9.51	16.29	13.09	10.74	17.99	14.26	11.58
				CummLosses	17.70%	15.07%	13.19%	19.86%	16.35%	13.97%	21.42%	17.23%	14.49%
M6	BBB+	1.25	5.75	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
M7	BBB	1.00	4.75	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
M8	BBB-	1.00	3.75	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
M9	BB+	1.00	2.75	CDR	-	-	-	-	-	-	-	-	-
				CummLosses									
OC		2.75	-	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]

TERM SHEET
$282,306,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates
Series 2004-W10

August 25, 2004

Argent Securities Inc.

ARGENT
MORTGAGE COMPANY LLC℠

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Merrill Lynch

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Notwithstanding anything else to the contrary in these Computational Materials, each addressee hereof (and each employee, representative and other agent of each addressee) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the securities described herein and all materials of any kind (including opinions and other tax analyses) that are provided to each addressee relating to such tax treatment and tax structure. An investor or potential investor in the notes (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

	Scenario 1	Scenario 2
Prepay	100% FFTW curves	100% FFTW curves
Rates	Fwd, up 100 after mth 6	1ML, 6ML = 20%
CDR	0%	0%
Severity	0%	0%
Rev Lag	0	0

Period	Exc Sprd	AFCap
Avg yr1	337	9.67
Avg yr2	220	9.66
Avg yr3	291	9.73
Avg yr4	332	10.10
Avg yr5	329	10.69
1	237	4.49
2	438	9.67
3	445	9.68
4	412	9.67
5	405	9.67
6	468	9.69
7	288	9.67
8	302	9.67
9	271	9.66
10	284	9.66
11	253	9.65
12	244	9.65
13	257	9.66
14	225	9.66
15	239	9.67
16	207	9.66
17	196	9.66
18	259	9.69
19	181	9.66
20	197	9.68
21	168	9.67
22	183	9.68
23	266	9.64
24	263	9.63
25	281	9.64
26	252	9.60
27	270	9.65
28	238	9.64
29	285	9.70
30	372	9.90
31	275	9.72
32	299	9.75
33	266	9.73
34	288	9.76
35	330	9.81
36	332	9.89
37	358	10.10
38	306	9.67
39	333	9.86
40	299	9.68
41	329	10.01
42	392	10.57
43	321	10.04
44	349	10.21
45	311	10.03
46	337	10.19
47	326	10.42
48	323	10.46

49	350	10.79
50	314	10.42
51	340	10.75
52	303	10.39
53	318	10.49
54	422	11.64
55	312	10.50
56	342	10.83
57	304	10.47
58	332	10.81
59	308	10.56
60	305	10.58
61	333	10.92
62	297	10.55
63	324	10.89
64	288	10.53
65	295	10.52
66	398	11.63
67	287	10.49
68	317	10.83
69	280	10.47
70	309	10.80
71	281	10.44
72	278	10.43
73	307	10.76
74	271	10.40
75	300	10.74
76	263	10.38
77	268	10.36
78	371	11.46
79	261	10.34
80	291	10.67
81	255	10.31
82	284	10.64
83	255	10.29
84	252	10.27
85	281	10.60